Exhibit 1
May 20, 2014
Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Shareholders’ Annual General Meeting to be held at 4:30 p.m. local time on Wednesday, June 25, 2014, at our offices at the Advanced Technology Center, Haifa, Israel.
The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” Items 1 and 2 as specified in the enclosed proxy card.
At the meeting, management also will present the other matters described in the proxy statement and provide a discussion period for questions and comments of general interest to shareholders.
We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the provided pre-addressed envelope so that it is received at least 24 hours before the meeting.
We urge all of our shareholders to review our annual report on Form 20-F, which is available on our website at www.elbitsystems.com (under "Investor Relations: Financial Reports: Annual Reports: Elbit Systems 2013 Annual Report (20F)").
Thank you for your cooperation.
Very truly yours,
MICHAEL FEDERMANN
Chairman of the Board of Directors

BEZHALEL MACHLIS
President and Chief Executive Officer

ELBIT SYSTEMS LTD.
NOTICE OF SHAREHOLDERS’ ANNUAL GENERAL MEETING
Haifa, Israel
May 20, 2014

This is notice that the Shareholders’ Annual General Meeting (the "Meeting") of Elbit Systems Ltd. (the "Company") will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Wednesday, June 25, 2014, at 4:30 p.m. local time.
It is proposed at the Meeting to adopt the following resolutions:

1.
to elect the following seven persons to the Company’s Board of Directors (the "Board") to serve as directors ("Directors") until the close of the next Shareholders’ Annual General Meeting: Messrs. M. Federmann,, Asheri, Ben-Zeev, D. Federmann, Ne’eman and Ninveh and Mrs. Baum,

2.
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year 2014 and until the close of the next Shareholders' Annual General Meeting.

Further details with respect to the proposed resolutions are included in the accompanying proxy statement ("Proxy Statement").
In addition, at the Meeting the Company will present the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2013. The Company also will report on the dividend paid to shareholders, the compensation paid to the Company's Directors and the compensation arrangements with the Company's independent auditor, all with respect to fiscal year 2013.
A majority of the votes properly cast at the Meeting either in person or by proxy is required (a) to elect, under Item 1 of the Proxy Statement, each of the individuals nominated to be a Director and (b) to re-appoint, under Item 2 of the Proxy Statement, the Company’s independent auditor for the fiscal year 2013 and until the close of the next Shareholders' Annual General Meeting.
Only shareholders of record at the close of business on May 27, 2014 (the "Record Date") are entitled to receive notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.
A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the "TASE"), is required to prove his or her share ownership in order to vote at the Meeting. Such shareholder will provide the Company with an ownership certificate (as of the Record Date) from that TASE member. Each such shareholder is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his or her address (in consideration of mailing fees only), if the shareholder so requests. Such a request must be made in advance for a particular securities account.
A shareholder may attend the Meeting and vote in person or appoint a proxy to participate and vote on his or her behalf at the Meeting (subject to the provisions of the Company's articles of association). An appointment of a proxy must be in writing, signed by the shareholder and delivered to the Company's registered office at least twenty-four (24) hours before the Meeting.
In addition, shareholders who are unable to attend the Meeting in person may vote with respect to the items on the Meeting's agenda by means of a proxy card that is attached to the accompanying Proxy Statement. These shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least twenty-four (24) hours before the Meeting, i.e., by June 24, 2014 at 4:30 p.m. local time. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.
Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement (the "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than June 6, 2014.
A form of the proxy card and a copy of each Position Statement submitted (if submitted) will be available to the public on the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il on the website of the TASE at www.tase.co.il, and also on the website of the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. A shareholder may apply to the Company directly in order to receive a copy of the proxy card and any Position Statement submitted (if submitted).

A shareholder, whose shares are registered with a TASE member, is entitled to receive from the TASE member who holds the shares on the shareholder's behalf, by email, for no charge, a link to the text of the proxy card and to any Position Statements posted on the Israel Securities Authority website (unless the shareholder notified the TASE member that the shareholder is not so interested); provided that the notice was provided with respect to a particular securities account prior to the Record Date.
A copy of the accompanying Proxy Statement, which includes the full version of the proposed resolutions, may be reviewed at the Company's offices at the Advanced Technology Center, Haifa, Israel, after coordinating in advance with the Corporate Secretary (Tel: 972 4 8316632) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday - Thursday and may also be reviewed at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il at the website of the TASE at www.tase.co.il and at the website of the SEC at www.sec.gov.

By Order of the Board of Directors,
MICHAEL FEDERMANN
Chairman of the Board of Directors
BEZHALEL MACHLIS
President and Chief Executive Officer

The Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2013 are enclosed but are not a part of this proxy and should not be considered as proxy solicitation material.

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 31053, Israel
PROXY STATEMENT
This Proxy Statement is provided to the holders of ordinary shares, NIS 1.00 nominal value per share (the "Shares"), of Elbit Systems Ltd. (the "Company" or "Elbit Systems"), in connection with the solicitation of the Company's Board of Directors (the "Board") of proxies for use at the Shareholders' Annual General Meeting to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel, on Wednesday, June 25, 2014, at 4:30 p.m. Israel time (the "Meeting"), or at any adjournment of the Meeting, as specified in the accompanying Notice of Shareholders' Annual General Meeting.
It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

(1)	to elect to the Board seven members ("Directors") who are not "External Directors" as defined in the Israel Companies Law 5759 - 1999 (the "Companies Law");

(2)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditor for the fiscal year 2014 and until the close of the next Shareholders' Annual General Meeting.

In addition, at the Meeting the Company will present or report on certain additional matters as noted below under "matters to be reported".
Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.
QUORUM AND VOTING REQUIREMENTS
Only shareholders of record at the close of business on May 27, 2014 have the right to receive notice and to vote at the Meeting, and any adjournments or postponements of the Meeting. Distribution of the Proxy Statement will be made following the record date.
On May 11, 2014, the Company had 42,669,308 Shares outstanding, each giving a right of one vote for each of the matters to be presented at the Meeting. (This amount does not include 1,408,921 Shares held by the Company as treasury shares). No less than two shareholders present in person or by proxy, and holding at least one-third of the outstanding Shares, will constitute a quorum at the Meeting.
If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders holding in the aggregate, at least ten percent (10%) of the outstanding Shares, participate in person or by proxy.
Joint holders of Shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the senior of any joint holders of any voted Share will be accepted over vote(s) of the other joint holders of that Share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.
A majority of the votes properly cast at the Meeting either in person or by proxy is required to elect, under Item 1 of this Proxy Statement, each of the individuals nominated to be a Director and to re-appoint, under Item 2 of this Proxy Statement, the Company's independent auditor for the fiscal year 2014 and until the close of next Shareholders' Annual General Meeting.

VOTING BY PROXY
A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. Shareholders may revoke any proxy card prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least 24 hours before the Meeting.
Unless otherwise indicated on the proxy card, Shares represented by a properly signed and received proxy card in the enclosed form will be voted in favor of the above described matters to be presented for voting at the Meeting. Abstentions will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.
Proxy materials, including this Proxy Statement and the accompanying Proxy cards are being mailed to shareholders on or about June 1, 2014, and will be solicited primarily by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding proxy materials to shareholders.
This Proxy Statement and the accompanying proxy card also constitute a "voting deed" (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) - 2000.
POSITION STATEMENTS
Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement (a "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than June 6, 2014. Reasonable costs incurred by the Company in dealing with a Position Statement will be borne by the submitting shareholder.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table shows, as of May 11, 2014, to the best of the Company's knowledge, the number of Shares(1) owned by (i) all shareholders known by the Company to own 5% or more of the Company's Shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342		45.89%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	8.99%

Psagot Investment House Ltd., as a group(4) 14 Ahad Ha'am Street Tel-Aviv, Israel	2,200,142	(5)	5.16%

Excellence Investments Ltd. and The Phoenix Insurance Company Ltd., as a group(6) c/o The Phoenix Insurance Company Ltd. Derech Hashalom 53 Givataim, Israel	2,135,260	(7)	5.00%

All officers and directors As a group (24 persons)	42,021	(8)	0.09%
____________________

(1)	The total number of Shares excludes 1,408,921 Shares held by Elbit Systems as treasury shares.

(2)
Federmann Enterprises Ltd. ("FEL") owns Shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft ("Heris") which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. ("BFL"). BFL is controlled by Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL"). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL.

As of May 11, 2014 4,655,448 Shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL's purchase in 2004 of Shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an April 2007 amendment to the loan agreement. In addition, 2,175,000 Shares held by FEL were pledged in favor of Bank Hapoalim BM in connection with FEL's purchase in 2006 from Koor Industries Ltd. of 2,350,000 Shares.

(3)	The amount of Shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	The group includes Psagot Investment House Ltd. as well as certain of its wholly-owned subsidiaries, primarily mutual and investment funds.

(5)	Based on a report on Form 13G filed with the SEC by Psagot Investment House Ltd. on February 18, 2014.

(6)	The group includes Excellence Investments Ltd. and The Phoenix Insurance Company Ltd, as well as certain of its wholly-owned subsidiaries, primarily mutual and investment funds.

(7)
Based on a report filed on May 4, 2014 by Excellence Investments Ltd. and The Phoenix Insurance Company Ltd., as a group, under regulation 33 of the Israeli Securities Regulations (Periodic and Immediate Reports) -1970.

(8)
This amount does not include (i) any Shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above and (ii) 6,200 Shares underlying options that are currently exercisable or that will become exercisable within 60 days of May 11, 2014. A portion of the underlying options are "phantom options" or "cashless" options that have been calculated based on Elbit Systems' May 11, 2014 closing Share price on TASE of $61.05

DIRECTOR INDEPENDENCE CRITERIA AND
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
Under the Nasdaq Marketplace Rules that are applicable to the Company, a majority of the members of the Board must meet certain independence criteria. All of the members of the Audit Committee of the Board (the "Audit Committee") must meet certain independence criteria as well. In addition, in accordance with the Nasdaq Marketplace Rules, the Company's Corporate Governance and Nominating Committee of the Board (the "Corporate Governance and Nominating Committee"), consisting in its entirety of Directors meeting the independence criteria for directors as defined by Nasdaq, among other functions, makes recommendations to the Board of qualified candidates for election or appointment to the Board.
The Corporate Governance and Nominating Committee of the Board and the Board as a whole has determined that three of the nominees for election as members of the Board (Messrs. Avraham Asheri, Yoram Ben-Zeev and Yigal Ne'eman) and the External Directors Dr. Yehoshua Gleitman and Mrs. Dalia Rabin, (who are not standing for election) meet the board of directors' independence criteria under the applicable Nasdaq Marketplace Rules for independent directors and audit committee members.
In addition, in accordance with the Companies Law, a majority of the members of the Audit Committee must qualify as "Independent Directors" or "External Directors" in accordance with the criteria of the Companies Law a.
The Corporate Governance and Nominating Committee of the Board and the Board as a whole have determined that Mr. Ben- Zeev, meets the criteria of an "Independent Director" under the Companies Law and that the current External Directors, Dr. Gleitman and Mrs. Rabin, meet the independence criteria for External Directors under the Companies Law.

ITEM 1 - ELECTION OF DIRECTORS
At the Meeting, the following seven individuals who are not External Directors are nominated to be elected to the Board: Messrs. Michael Federmann, Avraham Asheri, Yoram Ben-Zeev, David Federmann, Yigal Ne'eman and Dov Ninveh and Mrs. Rina Baum. Also, if elected to another term as a Director, Michael Federmann will continue to serve as Chairman of the Board. Dr. Yehoshua (Shuki) Gleitman and Mrs. Dalia Rabin will continue to serve as External Directors, with their terms expiring on March 4, 2016 and on November 18, 2016, respectively.
The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the appointment of a director is to be considered, will not be convened unless the nominee has declared to the company that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided, and in case such nominee is an "Independent Director" as defined in the Companies Law - such nominee has also declared that he or she complies with the independence criteria under the Companies Law.
Each of the proposed nominees, Messrs. M. Federmann, Asheri, Ben-Zeev, D. Federmann, Ne'eman and Ninveh and Mrs. Baum, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board. In addition, Mr. Ben-Zeev has also declared that he complies with the criteria of an Independent Director under the Companies Law.
The Corporate Governance and Nominating Committee has recommended to the Board that each of the above-mentioned nominees be nominated for election to the Board.
As mentioned above under "DIRECTOR INDEPENDENCE CRITERIA AND CORPORATE GOVERNANCE AND NOMINATING COMMITTEE", three of these nominees (Messrs. Asheri, Ben-Zeev and Ne'eman) meet the board of directors' independence criteria under the applicable Nasdaq Marketplace Rules, as do the continuing External Directors Dr. Gleitman and Mrs. Rabin. In addition, Mr. Ben-Zeev, Dr. Gleitman and Mrs. Rabin meet the criteria of an Independent Director or External Director, as the case may be, under the Companies Law.
The Board has approved the recommendation of the Corporate Governance and Nominating Committee with respect to the list of nominees. Accordingly, the persons named in the proxy card distributed with this Proxy Statement intend to vote for the election of the above-named seven nominees.
Each nominee so elected as a Director will hold office until the close of the next Shareholders' Annual General Meeting and until his or her successor is elected and qualified, unless any Director's office is vacated earlier in accordance with the provisions of the Companies Law and the Company's Articles of Association.
The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a Director. Nevertheless, if any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy card in accordance with his or her judgment, provided such other person(s) meet the applicable requirements to be a Director and have been recommended by the Corporate Governance and Nominating Committee for nomination to the Board.
In accordance with the approval of the Company's shareholders at an Extraordinary General Shareholders Meeting held in 2008, and so long as said resolution has not been replaced or revoked by a Shareholders' General Meeting, External Directors and other Directors meeting the director independence criteria of the Nasdaq Marketplace Rules are entitled to an annual fee of NIS 116,966, equal to approximately $33,883 and a per meeting fee of 2,573 NIS, equal to approximately $745, which reflect the fees levels previously approved at the 2008 Shareholders' Extraordinary General Meeting and linked to the Israeli consumer price index. The External Directors and other such Independent Directors are prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director, independent Director or otherwise. On May 11, 2014 and May 12, 2014, respectively, the Compensation Committee and the Board approved, in accordance with the Israeli Companies Regulations (Relief from Related Parties' Transactions), 5760-2000 (the "Regulations"), payment of director's compensation to Michael Federmann and David Federmann, (who each may be considered a direct or indirect controlling shareholder of the Company) as well as to Dov Ninveh and Rina Baum, in amounts which are similar to the compensation payable by the Company to the External Directors and to the other Directors meeting the director independence criteria of the Nasdaq Marketplace Rules as specified. On May 13, 2014, in accordance with the Regulations, the Company filed a corresponding Form 6K with the SEC and an equivalent report with the Israeli Securities Authorities.

In accordance with the framework resolution approved by the Company's shareholders at the Shareholders General Meeting held in August 2009, which covers a five-year period beginning in August 2009 (the "Framework Resolution"), the Company may purchase from time to time directors and officers (D&O) liability insurance subject to prior approval of the Audit Committee and the Board that the D&O liability insurance to be purchased meets the terms of the Framework Resolution. In compliance with the provisions of the Companies Law, the Company's Audit Committee and Board also approved, in meetings held in November 2013, in accordance with the Regulations, the inclusion of Michael Federmann and David Federmann (who each may be considered a direct or indirect controlling shareholder of the Company) in the D&O liability insurance policy that was approved for purchase by the Company for the Company's other directors and office holders and which is currently in effect.
At an Extraordinary General Meeting held on January 7, 2014, the Company's Shareholders approved the Company's Compensation Policy ("Compensation Policy") pursuant to which, inter alia, the Company may, during a period of three years beginning on January 7, 2014, purchase from time to time directors and officers (D&O) liability insurance subject to prior approval of the Compensation Committee and the Board that the D&O liability insurance to be purchased meets the terms of the Compensation Policy.
The continuing Directors (including to Michael Federmann and David Federmann, who each may be considered a direct or indirect controlling shareholder of the Company) will continue to be covered by the indemnification letters granted in accordance with the approval of the Company's shareholders, at the Shareholders' Annual General Meeting held in November 2011. Mr. Yoram Ben-Zeev, if elected as Director, will be also entitled to receive from the Company an indemnification letter substantially in the terms and conditions as approved by Company's Shareholders, at the above-mentioned Shareholders' Annual General Meeting.
The nominees, the continuing External Directors, their respective ages as of May 11, 2014, and the year in which they became Directors of the Company when applicable, are as follows:
Board of Directors:

Name	Age	Director Since
Michael Federmann (Chairman)	70	2000
Avraham Asheri	76	2000
Rina Baum	68	2001
Yoram Ben-Zeev	69	---
David Federmann	39	2007
Yehoshua Gleitman	64	2010
Yigal Ne'eman	72	2004
Dov Ninveh	66	2000
Dalia Rabin (External Director)	63	2010
Michael Federmann. Michael Federmann has served as Chairman of the Board since 2000. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as chairman and CEO of Federmann Enterprises Ltd. ("FEL"). Currently, he also serves as chairman of the board of directors of Dan Hotels Ltd. ("Dan Hotels"). Mr. Federmann is chairman of the board of governors of the Hebrew University of Jerusalem (the "Hebrew University"). He serves as the president of the Israel-Germany Chamber of Industry and Commerce. Mr. Federmann holds a bachelor's degree in economics and political science from the Hebrew University.
Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron Electronic Industries Ltd., Koor Industries Ltd., Mikronet Ltd. and Radware Ltd. Mr. Asheri was president and chief executive officer of Israel Discount Bank from 1991 until 1998, and executive vice president and member of its management committee from 1983 until 1991. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as director general of the Israel Ministry of Industry and Trade, managing director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor's degree in economics and political science from the Hebrew University. Mr. Asheri serves as Chairman of the Corporate Governance and Nominating Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as director and general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels, Etanit Building Products Ltd. and Incotec Ltd., as well as in other managerial positions within the Federmann Group. She also serves as a director in Harel-PIA Mutual Funds Management Company Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.
Yoram Ben-Zeev. Yoram Ben-Zeev serves on the board of several non-profit organizations in Israel and is a member of the Israel Ministry of Foreign Affairs’ (“MFA”) Nomination Committee. He served as Israel's ambassador to the Federal Republic of Germany from 2007 until 2012. Prior to that, he served for 26 years in various senior positions in the MFA, including as Deputy General Director, head of the North America Division and senior member of the directorate. Among other positions held during his service in the MFA, Mr. Ben-Zeev served as Israel's Consul General to the West Coast in the United States, political advisor to the president of the State of Israel, Special Coordinator to the Middle East peace process, advisor to Prime Minister Ehud Barak for the Camp David Peace Conference and chairman of the MFA’s Steering Committee - Foreign Service Strategic and Functional Planning and of the Israel-Canada Annual Strategic Forum. Mr. Ben-Zeev has been the recipient of special awards for his diplomatic service from both the U.S. House of Representatives and the president of the Federal Republic of Germany. Mr. Ben-Zeev holds a bachelor's degree in Middle Eastern studies, political science and international relations from the Hebrew University. Mr. Ben Zeev will serve as member of the Audit Committee and the Financial Statements Review Committee of the Board.
David Federmann. David Federmann has served in various management capacities in FEL since 2000. He currently serves as chairman of the board of Freiberger Compound Materials GmbH in Freiberg, Germany and as a member of the boards of directors of Dan Hotels and BGN Technologies (the Technology Transfer Company of Ben-Gurion University). David Federmann is the son of Michael Federmann, Chairman of the Board. Mr. Federmann holds a bachelor's degree in mathematics and philosophy from New York University.
Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served as the managing partner of Platinum VC since 2001. He currently serves as chairman of the board of directors of Capital Point Ltd. and is a director of Teuza - A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli Government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chairman of the U.S.-Israel Industrial R&D Foundation, joint chairman of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s ("Elop") marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel and is chairman of the Association for the Establishment of the Yitzhak Rabin Center. Dr. Gleitman holds bachelors of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as the chairman of the Audit Committee and the Financial Statements Review Committee of the Board and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee. He is considered by the Board to have accounting and financial expertise under the Companies Law.
Yigal Ne'eman. Yigal Ne'eman has served as the general manager of the Academic College of Israel in Ramat Gan since 2010. From 1994 to 2010, he served as the chairman and president of the Israel College. From 1989 to 1993, he served as chairman and as a shareholder of several industrial, commercial and service companies. Mr. Ne'eman served as the president and CEO of Tadiran Ltd ("Tadiran") from 1981 to 1989. During that period he also served as chairman of the board of directors of Elisra Electronic Systems Ltd. and of Elop. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne'eman completed his accounting studies at the Hebrew University and is a Certified Public Accountant. Mr. Ne'eman serves as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.
Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994 and as the general manager of Heris Aktiengesellschaft since 2012. From 2000 to May 2013 he was a director of the Company. He serves as a director of Dan Hotels, Etanit Ltd. and as a member of the shareholders' delegation of Freiberger Compound Materials GmbH in Freiberg, Germany. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor of Science degree in economics and management from the Israel Institute of Technology (the "Technion").
Dalia Rabin (External Director). Dalia Rabin currently serves as the Chairperson of the Yitzhak Rabin Center, a national institute dedicated to ensuring that the legacy of former Prime Minister and Minister of Defense Yitzhak Rabin continues to impact Israeli society through experiential educational programming, a national archive and a museum. Before that, Mrs. Rabin was a member of the Israeli Government from 1999 until 2002. She currently serves as a member of the board of directors of ACUM - Authors Composers and Music Publishers Society and Peilim Investment Portfolio Management Company LTD. Mr. Rabin was elected to the Knesset on the Center Party Ticket in 1999 and acted as Chairperson of the Ethics Committee. She also served on the Constitution, Law and Justice Committee; the Committee for the Advancement of the Status of Women; the State Control

Committee; and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed Deputy Minister of Defense. She resigned in 2002 to head the Rabin Center. Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the "Histadrut"). She also served for fourteen years in the Tel-Aviv District Attorney's Office in the Civil Division, specializing in Labor Law. Mrs. Dalia Rabin holds an L.L.B degree from Tel-Aviv University. Mrs. Rabin serves as the chairperson of the Compensation Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee.
At the Meeting, the Board will propose that the following resolution be adopted:
"RESOLVED, that Messrs. M. Federmann, Asheri, Ben-Zeev, D. Federmann, Ne'eman and Ninveh and Mrs. Baum are elected as Directors of the Company until the close of the next Shareholders' Annual General Meeting."
The Board recommends a vote FOR all the nominees to the Board.

ITEM 2 - RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITOR
FOR THE FISCAL YEAR 2014 AND UNTIL THE CLOSE OF THE NEXT
SHAREHOLDERS' ANNUAL GENERAL MEETING
Following the recommendation by the Company's Audit Committee, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global Certified Public Accountants, will be re-appointed as the independent auditor of the Company for the fiscal year 2014 and until the close of the next Shareholders' Annual General Meeting. A representative of the independent auditor will be present at the Meeting and will be available to respond to appropriate questions from shareholders. Such auditor served as the Company's auditor for fiscal year 2013 and has no relationship with the Company, or with any affiliate of the Company, except as auditor.
At the Meeting, the Board will propose that the following resolution be adopted:
"RESOLVED, that the Company's independent auditor, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, is appointed as the independent auditor of the Company for the fiscal year 2014 and until the close of the next Shareholders' Annual General Meeting."
The Board recommends a vote FOR approval of this resolution.

MATTERS TO BE REPORTED
In addition, at the Meeting the Company will present or report on the following matters relating to fiscal year 2013:

(a)	its Consolidated Financial Statements for the fiscal year ended December 31, 2013;

(b)	the dividend paid to shareholders;

(c)	the compensation paid to the Company's Directors; and

(d)	the compensation arrangement with the Company's independent auditor.

By Order of the Board
MICHAEL FEDERMANN
Chairman of the Board of Directors

BEZHALEL MACHLIS
President and Chief Executive Officer
Date: May 20, 2014

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDERS'
ANNUAL GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Shareholders' Annual General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?
A:    The Meeting will take place at 4:30 p.m. local time, on Wednesday, June 25, 2014, at the Company's offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?
A:    The record date is May 27, 2014, and all shareholders holding shares at the close of business on May 27, 2014 will be entitled to receive notice of and to vote at the Meeting.

Q:	What are the items to be voted on at the Meeting?
A:    The items to be voted on include:

(1)
To elect seven members ("Directors"), who are not "External Directors" as defined in the Israeli Companies Law 5759 - 1999 (the "Companies Law"); to the Company's Board of Directors (the "Board") until the close of the next Shareholders’ Annual General Meeting,

(2)
To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditor for the fiscal year 2014 and until the close of next Shareholders' Annual General Meeting.

Q:	Does the Company and its Board of Directors support the proposals to be voted on at the Meeting?
A:    Yes.

Q:	What voting majority is required to approve the proposals?

A:	A majority of the votes properly cast at the Meeting either in person or by proxy is required:
(a)    to elect, under Item 1 of the Proxy Statement, each of the individuals nominated to be a Director; and

(b)
to re-appoint, under Item 2 of the Proxy Statement, Kost, Forer, Gabbay & Kasierer as the Company's independent auditor for the fiscal year 2014 and until the close of the next Shareholders’ Annual General Meeting.

Q:	What other matters will be presented at the Meeting?
A:    The Company also will present at the Meeting the following matters relating to the fiscal year ended December 31, 2013:

•	its Consolidated Financial Statements;

•	the dividend paid to shareholders;

•	the compensation paid to the Company's Directors; and

•	the compensation arrangement with the Company's independent auditor.

Q:	What do I need to do now?
A:    With respect to all items under the Proxy Statement, just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible. So that your shares will be represented at the Meeting, the signed proxy card must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote for all the proposals.

Q:	What do I do if I want to change my vote?
A:    Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting, or attend the Meeting in person and vote.

Q:	If my shares are held in "street name" by my broker, a bank or other representative, will my representative vote my shares for me?
A:    If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority.

Q:    Who can help answer my questions?
A:    For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ronit Zmiri, the Company's Corporate Secretary, at the Company's offices in Haifa, Israel, telephone +972-4-8316632.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2013

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2013
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2 - F - 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 4 - F - 5

Consolidated Statements of Income	F - 6

Consolidated Statements of Comprehensive Income	F - 7

Statements of Changes in Equity	F - 8 - F - 10

Consolidated Statements of Cash Flows	F - 11 - F - 12

Notes to the Consolidated Financial Statements	F - 13 - F - 64

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the index at Item 19. These consolidated financial statements and schedule are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), and our report dated March 18, 2014, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 18, 2014

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Elbit Systems maintained, in all material respects, effective internal control over financial reporting, as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and our report dated March 18, 2014, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 18, 2014

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2013	2012

CURRENT ASSETS:
Cash and cash equivalents		$193,737	$199,241
Short-term bank deposits		20,549	15,444
Available-for-sale marketable securities	(9)	51,076	50,111
Trade and unbilled receivables, net	(3)	823,245	688,129
Other receivables and prepaid expenses	(4)	151,367	180,103
Inventories, net of customer advances	(5)	756,032	751,247
Total current assets		1,996,006	1,884,275

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	(6)	131,362	126,482
Long-term trade and unbilled receivables	(7)	242,576	229,687
Long-term bank deposits and other receivables	(8)	52,983	19,269
Deferred income taxes, net	(18F)	35,695	31,465
Severance pay fund	(2R)	323,388	302,680
		786,004	709,583

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	481,408	501,286

GOODWILL	(11)	501,793	500,598

OTHER INTANGIBLE ASSETS, NET	(11)	167,957	214,963

		$3,933,168	$3,810,705

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2013	2012

CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$—	$181
Current maturities of long-term loans and Series A Notes		63,111	90,056
Trade payables		301,480	260,975
Other payables and accrued expenses	(13)	720,544	704,450
Customer advances in excess of costs incurred on contracts in progress	(14)	349,998	453,382
Total current liabilities		1,435,133	1,509,044

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	224,209	173,745
Series A Notes, net of current maturities	(16)	377,812	408,610
Employee benefit liabilities	(2R)	407,855	407,661
Deferred income taxes and tax liabilities, net	(18F)	73,502	48,787
Customer advances in excess of costs incurred on contracts in progress	(14)	164,854	156,497
Other long-term liabilities		55,634	55,735
		1,303,866	1,251,035

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

EQUITY:	(21)
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2013 and 2012; Issued 43,996,420 and 43,290,666 shares as of December 31, 2013 and 2012, respectively; Outstanding 42,587,499 and 41,881,745 shares as of December 31, 2013 and 2012, respectively		12,302	12,105
Additional paid-in capital		255,841	237,234
Treasury shares – 1,408,921 as of December 31, 2013 and 2012.		(40,428)	(40,428)
Accumulated other comprehensive loss		(25,219)	(33,544)
Retained earnings		974,516	841,748
Total Elbit Systems Ltd. equity		1,177,012	1,017,115
Non-controlling interests		17,157	33,511
		1,194,169	1,050,626

Total liabilities and equity		$3,933,168	$3,810,705

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2013	2012	2011
Revenues	(22)	$2,925,151	$2,888,607	$2,817,465
Cost of revenues		2,100,304	2,072,742	2,085,451
Gross profit		824,847	815,865	732,014
Operating expenses:
Research and development, net	(23)	220,482	233,387	241,092
Marketing and selling		235,466	241,911	235,909
General and administrative, net		129,507	137,517	139,349
Total operating expenses		585,455	612,815	616,350

Operating income		239,392	203,050	115,664
Financial expenses, net	(24)	(37,310)	(26,086)	(13,569)
Other income, net	(25)	937	78	1,909
Income before income taxes		203,019	177,042	104,004
Income taxes	(18D)	25,313	17,099	13,624
		177,706	159,943	90,380

Equity in net earnings of affiliated companies and partnerships	(6B)	13,032	11,160	15,377
Income from continuing operations		190,738	171,103	105,757
Income (loss) from discontinued operations and impairment, net	(1D)	681	(616)	(15,977)
Net income		$191,419	$170,487	$89,780
Less: net loss (income) attributable to non-controlling interests		(8,002)	(2,608)	508
Net income attributable to Elbit Systems Ltd.’s shareholders		$183,417	$167,879	$90,288

Earnings per share attributable to Elbit Systems Ltd.’s shareholders:	(21)
Basic net earnings per share:
Continuing operations		$4.34	$3.99	$2.33
Discontinued operations		0.01	(0.01)	(0.22)
Total		$4.35	$3.98	$2.11
Diluted net earnings per share:
Continuing operations		$4.33	$3.98	$2.31
Discontinued operations		0.01	(0.01)	(0.22)
Total		$4.34	$3.97	$2.09

Weighted average number of shares used in computation of basic earnings per share		42,139	42,190	42,764
Weighted average number of shares used in computation of diluted earnings per share		42,295	42,277	43,131
Amounts attributable to Elbit Systems Ltd.’s shareholders
Income from continuing operations, net of income taxes		$182,598	$168,245	$99,778
Discontinued operations, net of income taxes		819	(366)	(9,490)
Net income attributable to Elbit Systems Ltd.’s shareholders		$183,417	$167,879	$90,288

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands)

	Year ended December 31,
	2013	2012	2011
Net income	$191,419	$170,487	$89,780
Other comprehensive income (loss), net of tax:
Foreign currency translation differences	6,646	1,972	(5,597)
Unrealized gains (losses) on derivative instruments, net of tax	(16,301)	24,885	(20,025)
Pension and post-retirement benefit plans, net of tax	16,921	(4,956)	(15,807)
Unrealized gains (losses) on available-for-sale marketable securities	1,059	781	3,663
	8,325	22,682	(37,766)
Total comprehensive income	199,744	193,169	52,014
Less: comprehensive (income) loss attributable to non-controlling interest	(8,546)	(4,128)	4
Comprehensive income attributable to Elbit Systems Ltd.'s shareholders	$191,198	$189,041	$52,018

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2011	42,693,340	$12,050	$281,594	$(18,460)	$695,830	$(4,321)	$38,758	$1,005,451

Exercise of options	154,816	43	3,790	—	—	—	—	3,833

Stock-based compensation	—	—	1,996	—	—	—	—	1,996

Tax benefit in respect of options exercised	—	—	169	—	—	—	—	169

Dividends paid	—	—	—	—	(61,633)	—	—	(61,633)

Purchase of treasury shares	(240,368)	—	—	—	—	(10,101)	—	(10,101)

Purchase of subsidiaries shares from non-controlling interest, net	—	—	(55,142)	—	—	—	(15,858)	(71,000)

Other comprehensive income, net of tax benefit of $10,400	—	—	—	(37,766)	—	—	504	(37,262)

Net income attributable to non-controlling interests	—	—	—	—	—		(508)	(508)

Net loss attributable to non-controlling interest from discontinued operation	—	—	—	—	—	—	6,487	6,487

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	90,288	—	—	90,288

Balance as of December 31, 2011	42,607,788	$12,093	$232,407	$(56,226)	$724,485	$(14,422)	$29,383	$927,720

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY (CONT.)
U.S. dollars (In thousands)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2012	42,607,788	$12,093	$232,407	$(56,226)	$724,485	$(14,422)	$29,383	$927,720

Exercise of options	33,589	12	1,340	—	—	—	—	1,352

Stock-based compensation	—	—	3,326	—	—	—	—	3,326

Tax benefit in respect of options exercised	—	—	161	—	—	—	—	161

Purchase of treasury shares	(759,632)	—	—	—	—	(26,006)	—	(26,006)

Dividends paid	—	—	—	—	(50,616)	—	—	(50,616)

Other comprehensive income, net of tax expense of $1,574	—	—	—	22,682	—	—	1,520	24,202

Net income attributable to non-controlling interests	—	—	—	—	—	—	2,608	2,608

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	167,879	—	—	167,879

Balance as of December 31, 2012	41,881,745	$12,105	$237,234	$(33,544)	$841,748	$(40,428)	$33,511	$1,050,626

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY (CONT.)
U.S. dollars (In thousands)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2013	41,881,745	$12,105	$237,234	$(33,544)	$841,748	$(40,428)	$33,511	$1,050,626

Exercise of options	705,754	197	18,167	—	—	—	—	18,364

Stock-based compensation	—	—	440	—	—	—	—	440

Tax benefit in respect of options exercised	—	—	—	—	—	—	—	—

Dividends paid	—	—	—	—	(50,649)	—	(24,900)	(75,549)

Purchase of treasury shares	—	—	—	—	—	—	—	—

Other comprehensive income, net of tax benefit of $11,241	—	—	—	8,325	—	—	544	8,869

Net income attributable to non- controlling interests	—	—	—	—	—	—	8,002	8,002

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	183,417	—	—	183,417

Balance as of December 31, 2013	42,587,499	$12,302	$255,841	$(25,219)	$974,516	$(40,428)	$17,157	$1,194,169

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands)

	Year ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$191,419	$170,487	$89,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129,348	138,796	150,618
Write-off impairment and discontinued operations, net	254	616	15,977
Stock-based compensation	440	3,028	1,996
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	153	422
Deferred income taxes and reserve, net	221	6,579	(8,777)
Loss (gain) on sale of property, plant and equipment	(147)	1,197	(1,645)
Loss (gain) on sale of investment	873	(829)	2,189
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	468	(1,602)	(270)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(108,337)	(91,988)	(65,062)
Decrease (increase) in inventories, net	(4,785)	10,022	(95,363)
Increase (decrease) in trade payables, other payables and accrued expenses	55,935	(75,426)	17,225
Severance, pension and termination indemnities, net	(3,595)	(10,612)	1,879
Increase (decrease) in advances received from customers	(95,027)	47,961	81,946
Net cash provided by operating activities	166,975	198,382	190,915

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(63,019)	(81,637)	(121,977)
Acquisitions of subsidiaries and business operations (Schedule A)	—	—	(12,173)
Investments in affiliated companies and other companies	(6,222)	(4,241)	(13,555)
Proceeds from sale of property, plant and equipment	3,755	7,335	15,059
Proceeds from sale of investments	3,550	705	329
Investment in long-term deposits	(2,076)	(779)	(609)
Proceeds from sale of long-term deposits	795	2,849	40,396
Investment in short-term deposits and available-for-sale marketable securities	(50,975)	(340,899)	(88,842)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	42,899	299,029	126,306
Net cash used in investing activities	(71,293)	(117,638)	(55,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	18,364	1,352	3,833
Purchase of non-controlling interests	—	—	(71,000)
Repayment of long-term loans	(230,532)	(319,601)	(73,666)
Proceeds from long-term loans	242,247	122,038	172,303
Proceeds from issuance of Series A Notes	—	246,973	—
Series A Notes issuance costs	—	(2,035)	—
Purchase of treasury shares	—	(26,006)	(10,101)
Repayment of Series A Notes	(55,535)	(53,530)	(29,998)
Purchase of convertible debentures of a subsidiary	—	—	(2,121)
Dividends paid (**)	(75,549)	(50,616)	(61,633)
Tax benefit in respect of options exercised	—	161	169
Change in short-term bank credit and loans, net	(181)	(2,817)	(12,117)
Net cash used in financing activities	(101,186)	(84,081)	(84,331)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,504)	(3,336)	51,518
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$199,241	$202,577	$151,059
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$193,737	$199,241	$202,577

(*) Dividend received from affiliated companies and partnership	$13,500	$9,558	$15,107

(**) Dividend paid in 2013 includes approximately $ 24,900 dividend paid by subsidiary to non-controlling interests.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
U.S. dollars (In thousands)

	Year ended December 31,
	2013	2012	2011
SUPPLEMENTAL CASH FLOW ACTIVITIES:
Cash paid during the year for:
Income taxes, net	$33,223	$5,734	$18,955
Interest	$6,046	$19,168	$10,258

	Year ended December 31,
	2013	2012	2011
SUPPLEMENTAL CASH FLOW ACTIVITIES:
SCHEDULE A:
Acquisitions of subsidiaries and business operations
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$—	$—	$306
Property, plant and equipment	—	—	1,938
Goodwill and other intangible assets	—	—	17,993
Deferred income taxes	—	—	(1,171)
Long-term liabilities	—	—	(6,893)
	$—	$—	$12,173

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 1 -    GENERAL

A.    GENERAL DESCRIPTION

Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation, 45.94% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the field of defense electronics, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems Land and C4I Ltd. (“ESLC”) and Elbit Systems EW and SIGINT – Elisra Ltd. (“Elisra”).

 B.    SALES TO GOVERNMENTAL AGENCIES

A majority of the Company’s revenues are derived from direct or indirect sales to governments or to governmental agencies. As a result, a substantial portion of the Company’s sales is subject to the special risks associated with sales to governments or to governmental agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities, changes in governmental registration, changes in governmental regulations and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 22(C).

 C.    CESSATION OF PROGRAM

In December 2011, the Israeli Government, due to political considerations, did not renew the Company’s export authorization to complete performance under an approximately $90,000 contract to supply systems to a foreign customer. As a result of the cessation of the program, and in accordance with the Company's legal advisors' opinion, in 2011 the Company established a reserve for potential liability to this customer by recording an expense of approximately $72,800 ($62,000 net of taxes), which was included in cost of goods sold. In May 2012, the foreign customer claimed approximately $33,600 in advance and performance guarantees, which the Company had previously deposited for the customer's benefit as security for the Company's performance. In November 2012, following discussions with the Israeli Government regarding a possible compensatory settlement (which discussions did not result in an agreement regarding such settlement), the Company filed a lawsuit against the Government of Israel to recover damages and resulting expenses in the amount of approximately $74,000 in connection with the cancellation of the export authorization. The lawsuit was filed with the District Court of the Central Region of Israel. The Company has been attempting on an ongoing basis to mitigate damages caused by the program cancellation through utilization on other programs of assets related to the canceled program. The parties have temporarily suspended the legal proceedings pending discussions between the parties. See Note 20(C)(2).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 1 -    GENERAL (Cont.)

D.    DISCONTINUED OPERATIONS

Fraser-Volpe LLC (“FV”) was a U.S. company held approximately 59.4% by the Company through the Company’s wholly-owned subsidiary ITL Optronics Inc. (“ITL”). ITL and FV were acquired by the Company in the fourth quarter of 2010, as part of the acquisition of the Mikal group of companies, with the balance of ITL’s shares being acquired in the first quarter of 2011. During 2011, the Company recognized an impairment loss of approximately $16,000 on its holdings in FV, of which the non-controlling interest was approximately $6,500 and net loss attributed to the Company in the financial statements related to the above mentioned impairment was approximately $9,500. Since the acquisition date, Company’s management was committed to selling its holdings in FV. Accordingly, FV was classified in the consolidated financial statements as held-for-sale, discontinued operations, in accordance with the criteria set in ASC 360-10-45-9, and the operating results and the cash flows for the three years ended at December 31, 2013, 2012 and 2011 were classified as discontinued operations, in accordance with ASC 205-20, “Discontinued Operations”. In the second quarter of 2013 the Company sold its holdings in FV and recognized a gain of approximately 700 in discontinued operations.

The results of operations and cash flows of the discontinued operations, for each of the three years ended December 31, 2013, were immaterial.

E.	SALE OF CERTAIN ASSETS

In 2013 the Company's wholly-owned subsidiary, ESA, sold certain assets related to cabin pressurization control systems ("KAPS"), which were part of its Commercial Aviation Systems activities. As a result of the sale, the Company recorded an operating pre-tax gain of $3,800 which was included in cost of revenues.

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

A.    USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, warranty and contract loss accruals, legal contingencies, tax assets and tax liabilities, stock-based compensation costs, retirement and post-retirement benefits (including the actuarial assumptions), financial instruments with no observable market quotes, as well as in estimates used in applying the revenue recognition policy. Actual results may differ from estimated results.

B.    FUNCTIONAL CURRENCY

The Company’s revenues are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances of the Company and certain subsidiaries, which are denominated in other currencies, have been remeasured into U.S. dollars in accordance with principles set forth in ASC 830, “Foreign Currency Matters”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income as financial expenses or income, as appropriate.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.    FUNCTIONAL CURRENCY (Cont.)

For those foreign subsidiaries and investees whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income in equity.

C.    PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elbit Systems and its wholly and majority-owned subsidiaries.

Intercompany transactions and balances, including profit from intercompany yet realized outside the Company, have been eliminated upon consolidation.

D.    COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

In June 2011, the FASB issued ASU 2011-5, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which is effective for annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-5 on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. Upon adoption of the new guidance, the Company elected to present a separate statement of consolidated comprehensive income.

The components of accumulated other comprehensive income (loss), net of taxes, in the amount of $12,604 and $23,744 at December 31, 2013 and 2012, respectively, were as follows:

	Year ended December 31,
	2013	2012
Foreign currency translation differences	$1,457	$(5,189)
Unrealized gains (losses) on derivative instruments, net of $24 tax benefit	(1,530)	14,771
Pension and post-retirement benefit plans, net of $12,580 tax benefit	(25,433)	(42,354)
Unrealized gains (losses) on available-for-sale marketable securities	287	(772)
Accumulated other comprehensive loss, net of taxes	$(25,219)	$(33,544)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.    BUSINESS COMBINATIONS

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquire at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

F.    CASH AND CASH EQUIVALENTS

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, when purchased.

G.    SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposits with original maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost, which approximates fair value.

H.    AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The Company accounts for all its investments in debt securities and for investments in marketable equity securities of entities in which it does not have significant influence, in accordance with ASC 320, “Investments - Debt and Equity Securities”. The Company classifies all debt securities and marketable equity securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the cost of such securities and are recognized, net of tax, in accumulated other comprehensive income (“OCI”).

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in "financial expenses, net".

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary impairment (“OTTI“). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized in earnings. Amounts relating to factors other than credit losses are recorded in OCI.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.    INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows;

•Raw materials using the average or FIFO cost method.
•Work in progress:

•
Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (See Note 2(V)).

•
Labor overhead is generally included on a basis of updated hourly rates and is allocated to each project according to the amount of hours expended. Material overhead is generally allocated to each project based on the value of direct material that is charged to the project.

Advances from customers are allocated to the applicable contract inventories and are deducted from the inventory balance. Advances in excess of related inventories are classified as liabilities.

Pre-contract costs are generally expensed, but can be deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific anticipated contract is probable according to the guidelines of ASC 605-35.

J.    INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

Investments in affiliated companies and partnerships that are not controlled but over which the Company can exercise significant influence (generally, entities in which the Company holds approximately between 20% to 50% of the voting rights of the investee) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, are eliminated. The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and the Company has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investments in preferred shares, which are not in substance common stock, are recorded on a cost basis according to ASC 323-10-15-13, “Investments-Equity Method and Joint Ventures-In-substance Common Stock” and ASC 323-10-40-1, "Investment-Equity Method and Joint Ventures-Investee Capital Transactions".

A change in the Company’s proportionate share of an investee’s equity, resulting from issuance of common or in-substance common shares by the investee to third parties, is recorded as a gain or loss in the consolidated income statements in accordance with ASC 323-10-40-1.

Investments in non-marketable equity securities of entities in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies, are recorded at cost (generally when the Company holds less than 20% of the voting rights).

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2013 and 2012, no material impairment was recognized.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K. VARIABLE INTEREST ENTITIES

ASC 810-10, “Consolidation”, provides a framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. According to ASC 810-10, the Company consolidates a VIE when it has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. The determination about whether the Company should consolidate a VIE is evaluated continuously as existing relationships change or future transactions occur.

The Company’s assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether an entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Also according to ASC 810, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent’s ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. Losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

UAV Tactical Systems Ltd. (“U-TacS”) in the U.K. is considered to be a VIE. As Elbit Systems is the primary beneficiary and has both the power to direct its activities and absorb the majority of its loss or right to majority of its earnings based upon holding the majority voting rights in U-TacS (51%), U-TacS is consolidated in the Company’s financial statements.

Tor - Advanced Flight Training Limited Partnership (“TOR”) is an Israeli limited partnership based in Tel-Aviv, Israel and considered to be a VIE. Although the Company currently holds a 100% interest in TOR, the Company is obligated under the partnership agreement to transfer 50% of the ownership to its partner.
As the Company holds 50% of the contractual rights in TOR and is the primary beneficiary - TOR is consolidated in the Company’s financial statements.

L.    LONG-TERM RECEIVABLES

Long-term trade, unbilled and other receivables, with long-term payment terms, which are considered collectible, are recorded at their estimated present values (determined based on the market interest rates at the date of initial recognition).

M.    LONG-TERM BANK DEPOSITS

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost and earn interest at market rates. Accumulated interest to be received over the next year is recorded as a current asset. The deposits and accumulated interest approximate fair value.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Company’s own use, cost includes materials, labor and overhead (including interest costs, when applicable) but not in excess of the fair value of the equipment.

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2-20
Instruments, machinery and equipment	3-33
Office furniture and other	4-33
Motor vehicles	12-33	(Mainly 15%)

(*)	Prepayments for operating leases and leasehold improvements are amortized generally over the term of the lease or the useful life of the assets, whichever is shorter.

O.    OTHER INTANGIBLE ASSETS

Other identifiable intangible assets mainly consist of purchased technology, customer relations and trademarks. These intangible assets are stated at cost net of accumulated amortization and impairments, and are amortized over their useful life using the straight-line method, or the accelerated method, whichever better reflects the applicable expected utilization pattern.

P.    IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and finite-lived intangible assets are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment – Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets (or assets group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2013, an impairment charge in the amount of approximately $900 was recognized. For each of the two years in the period ended December 31, 2012 no material impairment has been identified.

As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or assets groups).

Q.    GOODWILL IMPAIRMENT

Goodwill is subject to an impairment test at the reporting unit level on an annual basis (or more frequently if impairment indicators arise).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.    GOODWILL IMPAIRMENT (Cont.)

The Company identified several reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2013, no material impairment losses have been identified.

As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

R.    SEVERANCE PAY

Elbit Systems’ and its Israeli subsidiaries’ obligations for severance pay are calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and are presented on an undiscounted basis (the “Shut Down Method”). Employees are entitled to one month’s salary for each year of employment or a portion thereof. The obligation is provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or losses) accumulated to balance sheet date.

Elbit Systems and its Israeli subsidiaries have entered into an agreement with some of its employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees’ employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the  balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expenses for the years ended December 31, 2013, 2012 and 2011 amounted to approximately $54,544, $58,326 and $50,018, respectively.

S.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company accounts, for its obligations for pension and other post-retirement benefits, in accordance with ASC 715, “Compensation – Retirement Benefits” (See Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION

The Company generates revenues principally from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a lesser extent, the Company provides non-defense systems and products as well as support and services for the Company's systems and products.

Revenues from long-term contracts are recognized primarily using ASC 605-35, “Construction-Type and Production-Type Contracts”, according to which revenues are recognized on the Percentage-Of-Completion ("POC") basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues using the POC basis. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price contracts which provide for a substantial level of production effort are recorded on a POC basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogeneous units or small quantities of units, or when the achievement of performance milestones provides a more reliable and objective measure of the extent of progress toward completion, revenue is recognized based on the achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production efforts are recorded using the cost-to-cost method and units-of-delivery method as applicable to each phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, in certain circumstances, the Company considers other factors, such as achievement of performance milestones.

The POC method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to differences between actual performance and original estimated forecasts.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit margins and are recorded when they are probable and there is sufficient information to assess anticipated contract performance.

Under the POC method the changes in estimated revenues and/or estimated project costs are recorded in the period the change in estimated total performance costs is reasonably determinable, based on the inception-to-date effect of such changes (on a “cumulative catch-up” basis). The cumulative catch-up basis in the contract estimated total costs are charged to cost of revenues sold ("CORS") and is reflected in the reported gross profit in the consolidated financial statements. Changes in performance costs estimates, which result in an anticipated loss on contracts, are charged to CORS when they are probable and reasonably determinable by management. The Company reviews the actual costs and the estimated costs to complete long-term contracts on a quarterly basis. In addition, the Company periodically monitors the impact of changes in estimated contract performance costs that result from cumulative catch-up cost adjustments on CORS.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	REVENUE RECOGNITION (Cont.)

The nature of the Company's numerous contracts is such that refinements of the estimated performance costs for a project may occur for various reasons, including: change orders, contract price adjustments, significant technical and development matters encountered in performance of contracts, provision for loss and contract costs changes that may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in our contract estimated costs at completion ("EAC"); (b) new or unforeseen risks or cost growth that must be incorporated into the contract EAC; or (c) gains or losses could be anticipated upon receipt of contractor or related to terminated contracts.

These adjustments may result from positive program performance as a decrease in CORS during the period. Likewise, these adjustments may result in an increase in CORS if the Company determines it will not be successful in mitigating these risks or realizing related opportunities.

The Company believes that the use of the percentage-of-completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, revenue is recognized when the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion and project cost.

A number of internal and external factors affect the Company's cost estimates, including labor rates, estimated future prices of material, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

The Company's CORS included net EAC adjustments resulting from changes in estimates of approximately $5,300 (0.25% of CORS and 0.64% of gross profit), $36,000 (1.74% of CORS and 4.41% of gross profit) and $26,800 (1.28% of CORS and 3.66% of gross profit) for the three years ended December 31, 2013, 2012 and 2011, respectively.

These adjustments increased (decreased) our net income by approximately $4,600 ($0.11 per diluted share), $32,500 ($0.77 per diluted share) and $23,200 ($0.54 per diluted share) for the years ended December 31, 2013, 2012 and 2011, respectively.

In certain circumstances, sales under short-term fixed-price production type contracts or sale of products are accounted for in accordance with SAB No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

In cases where the contract involves the delivery of products and performance of services, or other obligations such as buy-back (See Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” in order to allocate the contract consideration between the identified different elements using the relative selling price method. The selling price for each element would be allocated by using a hierarchy of: (1) Vendor Specific Objective Evidence (“VSOE”); (2) third-party evidence ("TPE") of the selling price for that element; or (3) estimated selling price (“ESP”), for individual elements of an arrangement when VSOE or TPE of the selling price are unavailable.

The Company determines ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which the Company offers products and services and internal costs.

The determination of ESP is judgmental and is made through consultation with and approval by management.

Service revenues include contracts primarily for rendering of services other than associated with design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts , training, installation services, etc. Revenues from services were less than 10% of consolidated revenues in each of the years ended December 31, 2013, 2012 and 2011.

Such service revenues are usually recognized in accordance with SAB 104 ratably over the service period, which may extend beyond the typical three years after delivery of the product, and when all other revenue recognition criteria are met. Buy-back obligations are recognized upon fulfillment, generally when the related products have been delivered or services have been rendered. In addition, where applicable, the Company recognizes service revenues upon achievement of performance milestones.

As for research and development costs accounted for as contract costs refer to Note 2(V).

U.    WARRANTY

The Company estimates the costs that may be incurred under its basic warranty. Such costs are: (1) estimated as part of the total contract’s cost or (2) recorded as a liability at the time revenue for delivered products is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Factors that affect the Company’s warranty cost include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Company periodically assesses the adequacy of its recorded warranty cost and adjusts the amount as necessary.

Changes in the Company’s provision for warranty, which is included in other payables and accrued expenses in the Balance Sheet, are as follows:

	2013	2012
Balance, at January 1	$189,713	$176,831
Warranties issued during the year	75,782	81,952
Reduction due to warranties forfeited or claimed during the year (*)	(86,418)	(69,070)
Balance, at December 31	$179,077	$189,713

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.    WARRANTY (Cont.)

*
In 2013 the Company recognized in CORS, income of approximately $16 million as a result of the elimination of a reserve for warranty obligation that was originally recorded in connection with an acquisition of a company in 2010. This warranty obligation, which related to a project delivered to a foreign customer, reached its statute of limitations in the foreign customer's country.

V.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred unless the costs are related to certain contractual arrangements which are recorded as part of cost of revenues, over the period that revenue is recognized, consistent with the Company’s revenue recognition accounting policy. The Company does not have significant stand-alone research and development arrangements performed for others.

The Company has certain research and development contractual arrangements that meet the requirements for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to its research and development expenses rather than as contract revenues.

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Chief Scientist’s Office (“OCS”) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are obliged to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues. For more information regarding OCS royalties’ commitments see Note 20(A).

W.    INCOME TAXES

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, “Income Taxes”. This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

X.    CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short and long-term deposits are invested with major banks mainly in Israel and the United States. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments have a high credit rating.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.    CONCENTRATION OF CREDIT RISKS (Cont.)

The Company's marketable securities include investments in corporate debentures, U.S. Treasury Bills, U.S. government agency debentures and Israeli Treasury Bills. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Company performs ongoing credit evaluations of its customers and has not experienced in recent years any unexpected material losses. An allowance for doubtful accounts is recognized with respect to those amounts that the Company has determined to be doubtful of collection. The Company entered into foreign exchange forward contracts, cross currency interest rate swaps and option strategies (together “derivative instruments”) intended to protect against the increase in the dollar equivalent value of forecasted non-dollar currency cash flows and interest as applicable. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency and interest rates exposures (See Note 2(AA)).

Y. DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included immediately in earnings in “Financial income (expenses), net”, in each reporting period (See Note 24).

As part of its hedging strategy, the Company enters into forward exchange contracts in order to protect the Company from the risk that the eventual dollar cash flows from the sale to international customers and purchase of products from international vendors will be adversely affected by changes in exchange rates.

The Company also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS.

In connection with the issuance of the NIS 1.1 billion Series A Notes in 2010 and the issuance of an additional NIS 0.9 billion Series A Notes in 2012 on the Tel Aviv Stock Exchange (See Note 16), the Company entered into cross-currency interest rate swap transactions with a notional principal of the NIS 1.1 billion and NIS 0.9 billion to effectively hedge the effect of interest and exchange rate difference from the NIS Series A Notes. The cross currency interest rate swap instruments effectively convert the fixed interest rate of the debt to a floating interest rate. The terms of the swap agreements substantially match the terms of the debt. Under the terms of the swap agreements, the Company receives interest payments semi-annually in NIS at an annual rate of 4.84% on the notional principal and pays interest semi-annually in U.S. Dollars at an annual weighted rate of six-month LIBOR plus 1.84% on the notional principal. The swap agreements are designated as a fair value hedge. The gains and losses related to changes in the fair value of the cross-currency interest rate swaps are included in interest expense and substantially offset changes in the fair value of the hedged portion of the underlying hedged Series A Notes.

Z.    STOCK-BASED COMPENSATION

The Company accounts for share-based arrangements under ASC 718, “Compensation – Stock Compensation”, which requires all share-based payments, including grants of employee stock options, to be recognized in the income statement based on their fair values.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.    STOCK-BASED COMPENSATION (Cont.)

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

	2013	2012	2011
Dividend yield	2.56%	2.45%	2.23%
Expected volatility	34.29%	36.07%	31.59%
Risk-free interest rate	0.87%	0.83%	2.01%
Expected life	4 years	4 years	4 years
Forfeiture rate	0.56%	0.56%	0.56%
Suboptimal factor	1.75	1.75	1.75

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, the average of those ranges are disclosed. Expected volatilities are based on implied volatilities from traded options on Elbit Systems’ stock, historical volatility of the stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The average of the range, given above, results from certain groups of employees exhibiting different behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option. The dividend yield assumption is based on historical dividends.

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of long-term loans is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

As of December 31, 2013, the fair value of the Series A Notes, based on quoted market price of the Tel-Aviv Stock Exchange, was approximately $457,136.

The Company accounts for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the instrument are categorized as Level 3.

The Company’s cross-currency interest rate swaps are valued under an income approach using industry-standard models that consider various assumptions, including time value, volatility factors, current market and contractual prices for the underlying, and counterparty non-performance risk. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instruments, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace and accordingly are categorized as Level 2.

The Company measures its marketable equity securities, debt securities and foreign currency derivative instruments at fair value. Government debt securities are classified within Level 1. The Company's corporate debt marketable securities trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

The Company’s foreign currency derivative instruments are classified within Level 2 when the valuation inputs are based on quoted prices and market observable data of similar instruments and in Level 3 when valuation inputs are based on significant unobservable data.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at
	December 31, 2013 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable debt securities:
Government bonds	$5,919	$—	$—
Corporate bonds	—	45,157	—
Foreign currency derivatives and option contracts	—	5,000	—
Cross-currency interest rate swap	—	58,154	—
Liabilities
Foreign currency derivative and option contracts	—	(4,766)	—
Total	$5,919	$103,545	$—

	Fair value measurement at
	December 31, 2012 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable debt securities:
Government bonds	$12,620	$—	$—
Corporate bonds	—	37,441	—
Foreign currency derivatives and option contracts	—	24,738	—
Cross-currency interest rate swap	—	22,415	—
Liabilities
Foreign currency derivative and option contracts	—	(4,992)	—
Total	$12,620	$79,602	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)
AB. TRANSFERS OF FINANCIAL ASSETS

ASC 860, "Transfers and Servicing", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to an Israeli financial institution. In 2013, the Company sold rights to receive payments from the Israeli Ministry of Defense ("IMOD") to an Israeli financial institution in a total amount of $161,693. Control and risk of these rights were fully transferred in accordance with ASC 860.

The Company's agreement pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

AC. BASIC AND DILUTED NET EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted average number of outstanding ordinary shares during each year. Diluted earnings per share are computed based on the weighted average number of outstanding ordinary shares during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted earnings per ordinary share when their effect is anti-dilutive.

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 45,031, 125,709 and 76,815 for the years 2013, 2012 and 2011, respectively.

AD.    TREASURY SHARES

Elbit Systems’ shares held by Elbit Systems and its subsidiaries are recognized at cost and presented as a reduction of shareholders’ equity.

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2012, the Company retrospectively adopted a new standard issued by the Financial Accounting Standards Board by presenting total comprehensive income and the components of net income and other comprehensive income (loss) in two separate but consecutive statements. The adoption of this guidance resulted only in a change in how the Company presents other comprehensive income in the Company's consolidated financial statements and did not have any impact on the Company's results of operations, financial position or cash flows. Comparative prior periods amounts are also presented.

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 3 -     TRADE AND UNBILLED RECEIVABLES, NET

	December 31,
	2013	2012
Receivables (1)	$572,398	$454,641
Unbilled receivables	257,964	242,616
Less – allowance for doubtful accounts	(7,117)	(9,128)
	$823,245	$688,129

(1) Includes receivables due from affiliated companies	$55,301	$20,623

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable include claims on items that the Company believes are earned, but are subject to uncertainty concerning determination of their ultimate realization. Such amounts were not material as of the balance sheet date. Trade receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2014.

Short and long-term receivables and unbilled receivables include receivables due from IMOD in the aggregate amounts of $502,378 and $417,536, as of December 31, 2013 and 2012, respectively.

As for long-term trade and unbilled receivables – see Note 7.

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2013	2012
Deferred income taxes, net	$35,735	$31,801
Prepaid expenses	48,640	45,219
Government institutions	30,309	56,340
Derivative instruments	5,000	24,720
Cross currency interest rate swap	16,047	10,860
Held-for-sale investment (*)	—	1,172
Other	15,636	9,991
	$151,367	$180,103

(*)	See Note 1(D).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 5 -    INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2013	2012
Cost incurred on long-term contracts in progress	$836,414	$832,642
Raw materials	118,820	119,416
Advances to suppliers and subcontractors	40,116	35,857
	995,350	987,915
Less -
Cost incurred on contracts in progress deducted from customer advances	68,170	68,306
Advances received from customers (*)	95,131	104,297
Provision for losses on long-term contracts	76,017	64,065
	$756,032	$751,247

(*)
The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (See Note 14).

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENT IN AFFILIATED COMPANIES:

	December 31,
	2013	2012
Companies accounted for under the equity method	$125,816	$122,237
Companies accounted for on a cost basis	5,546	4,245
	$131,362	$126,482

B.    INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

	December 31,
	2013	2012
SCD (1)	$73,007	$68,692
VSI/ RCEVS (2)	12,535	16,715
Opgal (3)	14,452	13,470
Netcity (4)	12,307	12,129
Other (5)	13,515	11,231
	$125,816	$122,237

(1)
Semi Conductor Devices (“SCD”) is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(2)
Vision Systems International LLC (“VSI”) and Rockwell Collins ESA Vision Systems LLC ("RCEVS") are U.S. limited liability companies, each held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. VSI and RCEVS operate in the area of helmet mounted display systems for fixed-wing military aircraft. VSI and RCEVS are jointly controlled and therefore are not consolidated in the Company’s financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.)

(3)
Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.001% by the Company and 49.999% by Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

(4)	UTI NETCITY Investments BV S.A ("Netcity") is a Romanian company held 40% by the Company. Netcity is engaged in the construction of fiber-telecommunication networks in Romania.

(5)
During 2013, the Company invested in a Korean joint stock corporation, Sharp Elbit Systems Aerospace, Inc. ("SESA") approximately $2,500. SESA, based in South Korea, in which the Company holds 19%, is engaged in the areas of maintenance, repair, assembly and manufacturing of military aircraft avionics. The Company invested approximately additional $1,900 through a convertible bond in SESA. The convertible bond can be converted into common shares of SESA following a two-year vesting period. If converted, the Company's holdings in SESA would reach 50%.

(6)	Equity in net earnings of affiliated companies and partnerships is as follows:

	Year ended December 31,
	2013	2012	2011
SCD	$5,439	$5,524	$5,807
VSI/RCEVS	5,664	8,403	8,454
Other	1,929	(2,767)	1,116
	$13,032	$11,160	$15,377

(7)	The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2013	2012
Current assets	$284,545	$278,751
Non-current assets	106,563	114,289
Total assets	$391,108	$393,040

Current liabilities	$153,301	$118,506
Non-current liabilities	42,674	44,137
Shareholders' equity	195,133	230,397
	$391,108	$393,040

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.)

Income Statement Information:

	Year ended December 31,
	2013	2012	2011
Revenues	$351,183	$385,792	$402,438
Gross profit	$88,440	$102,730	$117,222
Net income	$27,151	$27,596	$38,131

(8)	See Note 20(E) for guarantees.

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,
	2013	2012
Receivables	$8,284	$201
Unbilled receivables	234,292	229,486
	$242,576	$229,687

The majority of the long-term unbilled receivables are expected to be billed and collected during the years 2015 - 2016. Long-term trade and unbilled receivables are mainly related to the IMOD.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2013	2012
Restricted deposits with banks (1)	$1,152	$854
Cross-currency interest rate swap	42,107	11,555
Deposits with banks and other long-term receivables (2)	9,724	6,860
	$52,983	$19,269

(1)	Restricted deposits in respect of an issued bank guarantee.

(2)	Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A in the amount of $6,927 and $6,093 as of December 31, 2013 and 2012, respectively (See Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 9 -    AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of December 31, 2013 and 2012, the fair value, amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$5,849	70	—	$5,919
Corporate debentures - fixed and floating interest rate	44,940	338	(121)	45,157
	$50,789	408	(121)	$51,076

	December 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$12,428	192	—	$12,620
Corporate debentures - fixed and floating interest rate	36,901	594	(4)	37,491
	$49,329	786	(4)	$50,111

The contractual maturities of the available-for-sale marketable securities in future years are as follows:

December 31, 2013
2015	$1,670
2016	6,523
2017	20,280
2018	12,869
2019 and after	7,065
$48,407

As of December 31, 2013 and 2012, interest receivable included in other receivables amounted to $548 and $537, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost (1):
Land, buildings and leasehold improvements (2)	$390,972	$374,309
Instruments, machinery and equipment (3)	697,950	661,278
Office furniture and other	80,782	83,108
Motor vehicles and airplanes	125,813	129,519
	1,295,517	1,248,214
Accumulated depreciation	(814,109)	(746,928)
Depreciated cost	$481,408	$501,286

Depreciation expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $83,445, $89,551 and $93,666, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $37,399 and $36,990 as of December 31, 2013 and 2012, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company (in square feet):

	Israel (a)	U.S. (b)	Other Countries (c)
Owned	2,178,000	714,000	891,000
Leased	1,889,000	634,000	308,000

(a)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems’ Israeli subsidiaries.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA primarily in Texas, New Hampshire, Florida, Alabama and Virginia.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Brazil, Australia and Asia.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $239,333 and $239,758 as of December 31, 2013 and 2012, respectively.

As for pledges of assets – see Note 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 11 - GOODWILL AND OTHERINTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average
	useful lives	December 31,
		2013	2012
Original cost:
Technology	10	$254,839	$254,798
Customer relations	6	201,962	201,809
Trademarks and other	11	64,489	65,002
		521,290	521,609
Accumulated amortization:
Technology		161,838	140,233
Customer relations		157,137	137,356
Trademarks and other		34,358	29,057
		353,333	306,646
Amortized cost		$167,957	$214,963

B.	AMORTIZATION EXPENSES

Amortization expenses amounted to $45,903, $49,245 and $56,952 for the years ended December 31, 2013, 2012 and 2011, respectively.

C.    AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter areas follows:

2014		$41,790
2015		36,781
2016		26,908
2017		16,601
2018		11,821
2019	and thereafter	34,056

D.    CHANGES IN GOODWILL

Changes in goodwill during 2013 are as follows:

2013
Balance, at January 1,	$500,598

Net translation differences (1)	1,195

Balance, at December 31,	$501,793

(1)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

		December 31,
	Interest %	2013	2012
Short-term bank credit	3.42-5%	$—	$181
		$—	$181

Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2013	2012
Payroll and related expenses	$159,840	$136,240
Provision for vacation pay	52,265	47,236
Provision for income tax, net of advances	22,745	35,269
Other income tax liabilities	18,321	34,451
Value added tax (“VAT”) payable	14,121	11,160
Provision for royalties	31,369	31,410
Provision for warranty	188,285	196,559
Derivative instruments	4,766	4,956
Deferred income tax, net	278	479
Provision for losses on long-term contracts (1)	50,942	51,850
Other (2)	177,612	154,840
	$720,544	$704,450

(1)	Includes a provision of $4,949 and $5,167 as of December 31, 2013 and 2012, respectively, related to the cessation of a program with a foreign customer (See Note 1(C)).

(2)
Primarily includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g., damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

Note 14 -    CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2013	2012
Advances received	$678,153	$782,482
Less -
Advances presented under long-term liabilities	164,854	156,497
Advances deducted from inventories	95,131	104,297
	418,168	521,688
Less -
Costs incurred on contracts in progress (See Note 5)	68,170	68,306
	$349,998	$453,382

As for guarantees and liens, See Notes 20(E), 20(G) and 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

				December 31,
	Currency	Interest %	Years of maturity	2013	2012
Long-term loans(*)	U.S. dollars	Libor +1.35-1.7%	mainly 2-3	$223,754	$174,381
	GBP	Libor + 1.11-3.28%	mainly 1-3	—	29,917
	Other	Libor + 1.25-3.28		700	1,228
				224,454	205,526
Less: current maturities				245	31,781
				$224,209	$173,745

(*) For covenants see Note 20(F).

As of December 31, 2013, the LIBOR annual rate for long-term loans denominated in U.S. dollars was 0.17%-0.35%.

The maturities of these loans for periods after December 31, 2013, are as follows:

2014 - current maturities	$245
2015	102,091
2016	71,118
2017	51,000
$224,454

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2013	2012
Series A Notes	$423,509	$450,040
Less – Current maturities	(62,866)	(58,275)
Carrying amount adjustments on Series A Notes (*)	16,573	16,158
Premium on Series A Notes, net	596	687
	$377,812	$408,610

(*)	As a result of fair value hedge accounting, described below, and in Notes 2(Y) and 2(AA). The carrying value of the Series A Notes is adjusted for changes in the interest rates.

In June 2010, the Company issued Series A Notes in the aggregate principal amount of NIS 1.1 billion (approximately $283,000), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). Debt issuance costs were approximately $2,530, of which $2,164 was allocated to the Series A Notes discount, and $366 was allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

In March 2012, the Company issued additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217,420). The immediate gross proceeds received by the Company for the issuance of the March 2012 Series A Notes were approximately NIS 831 million (approximately $224,000). Debt issuance costs were approximately $2,010, of which $1,795 was allocated to the Series A Notes discount, and $215 was allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020. Premium was approximately $3,675 and is amortized as financial income over the term of the Series A Notes due in December 2020.

In May 2012, the Company issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24,407) through a private placement to Israeli institutional investors. The immediate gross proceeds received by the Company for the issuance of the May 2012 Series A Notes were approximately NIS 95 million (approximately $24,900). Debt issuance costs were approximately $94. These costs were allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020. Premium was approximately $260 and is amortized as financial income over the term of the Series A Notes due in December 2020.

The 2010 Series A Notes together with the 2012 Series A Notes form one single series with the same terms and conditions.

The Series A Notes (principal and interest) are not linked to any currency or index. The Series A Notes are unsecured, non convertible and do not restrict the Company’s ability to issue additional notes of any class or distribute dividends in the future. There are no covenants on the Series A Notes. The Series A Notes are listed for trading on the Tel-Aviv Stock Exchange.

During the years ended December 31, 2013, 2012 and 2011, the Company recorded $9,715, $10,787 and $5,753, respectively, as interest expenses and $92, $153 and $422, respectively, as amortization of debt issuance costs and premium, net, on the Series A Notes.

The Company also entered into 10-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2010 NIS Series A Notes. Under the cross currency interest rate swaps, the Company will receive fixed NIS at a rate of 4.84% on NIS 1.1 billion and pay floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consumed. Both the debt and the swap instruments will pay semi-annual coupons on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2013) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

On April 2012 and May 2012 the Company entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2012 issuance of Series A Notes. Under these cross currency interest rate swaps, the Company will receive fixed NIS at a rate of 4.84% on NIS 807 million and NIS 92 million and pay floating six-month USD LIBOR + an average spread of 2.02% on $217,300 and 2.285% on $24,100, respectively, which reflects the U.S. dollar value of the 2012 issued Series A Notes on the specific dates the transactions were consumed. Both the debt and the swap instruments will pay semi-annual coupons on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2013) plus an average of 1.84% on the 2012 principal amounts, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

Future principal payments for the Series A Notes are as follows:

		December 31, 2013
2014	current maturities	$62,866
2015		62,866
2016		62,866
2017		62,866
2018		62,866
2019	and thereafter	126,348
		$440,678

Note 17 -    BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, Telefunken and a European subsidiary sponsor benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

1.    Defined Benefit Retirement Plan based on Employer’s Contributions

a)
ESA has three defined benefit pension plans (the “Plans”) which cover the employees of ESA’s subsidiaries EFW and Kollsman. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stocks, bonds and cash through a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee. The measurement date for the EFW and Kollsman benefit obligation is December 31.

Participation in ESA’s qualified defined benefit plans was frozen as of January 1, 2010 for non-represented employees. Current participants will continue to accrue benefits; however no new non-represented employees will be allowed to enter the plan.

b)
Telefunken Radio Communication Systems GmbH & Co. (“Telefunken”), a wholly-owned German subsidiary, has mainly one defined benefit pension plan (the “P3-plan”) which covers all employees. The P3-plan provides for yearly cash balance credits equal to a percentage of a participant’s compensation, which accumulate together with the respective interest credits on the employee’s cash balance accounts. In case of an insured event (retirement, death or disability) the benefits can be paid as a lump sum, in installments or as a life-long annuity. The P3-plan is an unfunded plan.

c)	A wholly-owned European subsidiary in Belgium has a defined benefit pension plan, which is divided into two categories:

1)
Normal retirement benefit plan, with eligibility at age 65. The lump sum is based on employee contributions of 2% of the final pensionable salary up to a certain breakpoint, plus 6% exceeding the breakpoint at a maximum of 5% of pensionable salary, and the employer contributions, with a maximum of 40 years. The vested benefit is equal to the retirement benefit calculated with the pensionable salary and pensionable service observed at the date of leaving service.

2)	Pre-retirement death benefit to employees.

The plan is funded and includes profit sharing.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Changes in benefit obligation:
Benefit obligation at beginning of year	$177,090	$153,097
Service cost	9,368	9,709
Interest cost	6,830	6,567
Exchange rate differences	1,060	299
Actuarial losses (gain)	(18,690)	10,747
Benefits paid	(3,277)	(3,329)
Benefit obligation at end of year	$172,381	$177,090
Changes in the Plans’ Assets:
Fair value of Plans’ assets at beginning of year	101,794	81,780
Actual return on Plans’ assets (net of expenses)	9,957	11,002
Employer contribution	6,768	12,341
Benefits paid	(3,277)	(3,329)
Fair value of Plans’ assets at end of year	$115,242	$101,794
Accrued benefit cost, end of year:
Funded status	(57,140)	(75,296)
Unrecognized net actuarial loss	38,281	63,178
Unrecognized prior service cost	409	498
	$(18,450)	$(11,620)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(671)	(85)
Accrued benefit liability, non-current	(56,469)	(75,211)
Accumulated other comprehensive income, pre-tax	38,690	63,676
Net amount recognized	$(18,450)	$(11,620)

	Year ended December 31,
	2013	2012	2011
Components of the Plans’ net periodic pension cost:
Service cost	$9,368	$9,709	$8,205
Interest cost	6,830	6,567	6,361
Expected return on Plans’ assets	(7,319)	(6,400)	(5,512)
Amortization of prior service cost	—	172	104
Amortization of transition amount	91	(131)	(147)
Amortization of net actuarial loss	4,483	4,107	1,988
Total net periodic benefit cost	$13,453	$14,024	$10,999
Additional information
Accumulated benefit obligation	$164,696	$167,667	$144,682

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	December 31,
	2013	2012
Weighted average assumptions:
Discount rate as of December 31	4.8%	4.1%
Expected long-term rate of return on Plans’ assets	7.0%	7.0%
Rate of compensation increase	0.2%	2.2%

Asset Allocation by Category as of December 31:

	2013	2012
Asset Category:
Equity Securities	54.0%	57.5%
Debt Securities	34.3%	34.8%
Other	11.7%	7.7%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2013	2012
Asset Category:
Equity Securities	49.7%	50.0%
Debt Securities	37.6%	40.0%
Other	12.7%	10.0%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2013 is as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash Equivalents:
Money Market Funds (a)	$3,459	$3,459	$—	$—
Fixed Income Securities:
Mutual Funds (b)	39,613	39,613	—	—
Equity Securities:
International Companies (c)	2,356	2,356	—	—
Mutual Funds (d)	56,447	56,447	—	—
Other	13,367	13,367	—	—
Total	$115,242	$115,242	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

(a)	This category includes highly liquid daily traded cash-like vehicles.

(b)	This category invests in highly liquid diverse mutual funds representing a diverse offering of debt issuance.

(c)	This category represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.

(d)	This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2013 Plan year have been satisfied as of December 31, 2013. Benefit payments over the next five years are expected to be $4,736 in 2014, $5,371 in 2015, $5,961 in 2016, $6,641 in 2017 and $7,477 in 2018.

2.    Retiree Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees at EFW.

The measurement date for ESA benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Change in Benefit Obligation:
Benefit obligation at beginning of period	$2,783	$3,145
Service cost	214	299
Interest cost	88	117
Actuarial (gain) loss	(538)	(688)
Employee contribution	23	17
Benefits paid	(125)	(107)
Benefit obligation at end of period	$2,445	$2,783
Change in Plan Assets:
Employer contribution	$102	$90
Employee contribution	23	17
Benefits paid	(125)	(107)
Fair value of plan assets at end of period	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31,
	2013	2012
Accrued benefit cost, end of period:
Funded status	$(2,445)	$(2,783)
Unrecognized net actuarial (gain) loss	(784)	248
Unrecognized prior service cost	—	—
Accrued benefit cost, end of period	$(3,229)	$(2,535)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(145)	$(175)
Accrued benefit liability, non-current	(2,300)	(2,608)
Accumulated other comprehensive (gain) loss, pretax	(784)	248
Net amount recognized	$(3,229)	$(2,535)

Components of net periodic pension cost (for period):
Service cost	$214	$299
Interest cost	88	117
Amortization of prior service cost	—	12
Total net periodic benefit cost	$302	$428

Assumptions as of end of period:
Discount rate	4.08%	3.78%
Health care cost trend rate assumed for next year	7.50%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2013 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$39	$(34)
Benefit obligation	$193	$(173)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $4,712, $4,436 and $4,356 for the years ended December 31, 2013, 2012 and 2011, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

4.    Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two new benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across three ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $880, $742 and $441 for the years ended December 31, 2013, 2012 and 2011, respectively, and the total ESA contribution to the plan was $155 for 2013. The cash and cash surrender value of these life insurance policies at December 31, 2013 was $4,342. The total liability related to the 409(A) plan was $4,647 at December 31, 2013.

The second plan implemented is a non-qualified, defined benefit plan for the top three executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $2,585 at December 31, 2013. Related liability for the pension payments is $3,225 at December 31, 2013. As of December 31, 2013, all executives had partially vested balances in the plan.

Note 18 -    TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Corporate tax rates in Israel were 24% in 2011, 25% in 2012 and 25% in 2013.

During 2013 the Law for Realignment of National Priorities (Amendments for Meeting the Budget Objectives for 2013 and 2014) - 2013 (the “National Priorities Law”) increased the corporate tax rate and capital gains tax to 26.5%, effective January 1, 2014.

During 2013 the Company recognized a tax benefit of approximately $2,300 from the implementation of the National Priorities Law by the Company and its Israeli subsidiaries, as well as tax rate changes affecting some of its foreign subsidiaries.

(2)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

Elbit Systems and most of its subsidiaries in Israel currently qualify as “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over 8 years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959:

Elbit Systems’ and certain of its Israeli subsidiaries’ (“the companies”) operations have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”). Accordingly, certain income of the companies derived from the “Approved Enterprise” programs is tax exempt for two years and subject to reduced tax rates of 25% for a five-year to eight-year periods or tax exempt for a ten-year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

An Amendment to the Law from 2005 defines the “Privileged Enterprise” status rather than the previous “Approved Enterprise” status and limits the scope of enterprises which may qualify for “Privileged Enterprise” status by setting criteria such as that at least 25% of the Privileged Enterprise program’s income be derived from exports. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require an Investment Center approval in order to qualify for tax benefits. Similar criteria have been set for the “Preferred Enterprise” status which was added in an Amendment to the Law in 2011. Companies are not required to receive an Investment Center approval in order to qualify for the tax benefits under the Preferred Enterprise status, however, companies which are under an Approved Enterprise or Privileged Enterprise program must waive their former benefits to elect the Preferred Enterprise benefits.

Tax-exempt income generated by the Company and certain of its Israeli subsidiaries’ Approved Enterprises and Privileged Enterprises will be subject to tax upon dividend distribution or complete liquidation. Income generated under a Preferred Enterprise is not subject to additional taxation to the Company or its Israeli subsidiaries upon distribution or complete liquidation.

The entitlement to the above benefits is subject to the companies’ fulfilling the conditions specified in the Law, and the regulations promulgated thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2013, the Company’s management believes that the Company and its Israeli subsidiaries have met all conditions of the Law and letters of approval.

As of December 31, 2013, the tax benefits for the Company’s Privileged Enterprise existing programs will expire within the period of 2015 to 2021.

As of December 31, 2013, retained earnings of the Company included approximately $697,000 in tax-exempt profits earned by the company’s “Approved Enterprises” and “Privileged Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” and the “Privileged Enterprises”, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently – 25%), and an income tax liability would be incurred of approximately $174,000 as of December 31, 2013.

The companies’ boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the companies’ “Approved Enterprises” and “Privileged Enterprise”, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the “Approved Enterprise”, “Privileged Enterprise” and Preferred Enterprise during the benefit period will be subject to tax at the regular corporate tax rate.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

Since the Company and its Israeli subsidiaries are operating under more than one program, and since part of their taxable income is not entitled to tax benefits under the Law and is taxed at the regular tax rates, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law.

In January 2011, the Knesset enacted a reform to the Law, effective January 2011. According to the reform a flat rate tax would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status. The Company and several of our Israeli subsidiaries have elected the Preferred Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate was 10% in 2012 and 7% in 2013. In other regions the tax rate was 15% in 2012, and 12.5% in 2013. Following the enactment of the National Priorities Law, effective January 1, 2014, the reduced tax rate is 9% in the Development Area A regions and 16% in other regions. Preferred Enterprises in peripheral regions are eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” through December 31, 2013, was subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates) and effective January 1, 2014, subject to 20% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).
A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Privileged Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Privileged Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Privileged Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Privileged Enterprise’s exempt income.

B.    NON – ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2013	2012	2011
Income before taxes on income:
Domestic	$156,328	$159,330	$95,226
Foreign	46,691	17,712	8,778
	$203,019	$177,042	$104,004

D.    TAXES ON INCOME FROM CONTINUING OPERATIONS

	Year ended December 31,
	2013	2012	2011
Current taxes:
Domestic	$30,775	$12,957	$13,896
Foreign	16,137	6,454	1,328
	46,912	19,411	15,224
Adjustment for previous years:
Domestic	(1,823)	(4,898)	2,009
Foreign	(123)	(633)	(2,308)
	(1,946)	(5,531)	(299)
Deferred income taxes:
Domestic	(14,664)	6,686	(2,861)
Foreign	(4,989)	(3,467)	1,560
	(19,653)	3,219	(1,301)
Total taxes on income from continuing operations	$25,313	$17,099	$13,624

Total:
Domestic	$14,288	$14,745	$13,044
Foreign	11,025	2,354	580
Total taxes on income from continuing operations	$25,313	$17,099	$13,624

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012
Balance at the beginning of the year	$52,598	$53,183
Additions related to interest and currency translation	6,303	3,695
Additions based on tax positions taken during a prior period	18,729	5,925
Reductions related to tax positions taken during a prior period	(12,070)	(8,660)
Reductions related to settlement of tax matters	(14,691)	(117)
Additions based on tax positions taken during the current period	12,878	5,998
Reductions related to a lapse of applicable statute of limitation	(895)	(7,426)
Balance at the end of the year	$62,852	$52,598

At December 31, 2013 and 2012, the Company had a liability for unrecognized tax benefits of $62,852 and $52,598, respectively, including an accrual of $6,333 and $8,449 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2013 the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Certain Israeli subsidiaries of the company are currently undergoing tax audits by the Israeli Tax Authority. As a result of the settlement of the tax matters, the Company recorded an income of approximately $3,600 in the statements of income in “taxes on income”.

Following the examination by the Israeli Tax Authority the Company has applied some of the items for which settlement was reached to subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities.

As a result of ongoing examinations, tax proceedings in certain countries, and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2013, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

		Deferred (1) Tax Asset (Liability)
	Total	Current	Non-current
As of December 31, 2013
Deferred tax assets:
Reserves and allowances	$36,191	$14,384	$21,807
Inventory allowances	5,751	5,751	—
Property, plant and equipment	5,329	102	5,227
Other assets	31,039	12,601	18,438
Net operating loss carry-forwards	22,816	3,311	19,505
	101,126	36,149	64,977
Valuation allowance	(9,358)	(414)	(8,944)
Net deferred tax assets	91,768	35,735	56,033
Deferred tax liabilities:
Intangible assets	(26,958)	—	(26,958)
Property, plant and equipment	(21,353)	(78)	(21,275)
Reserves and allowances	(1,265)	(200)	(1,065)
	(49,576)	(278)	(49,298)
Net deferred tax assets	$42,192	$35,457	$6,735

As of December 31, 2012
Deferred tax assets:
Reserves and allowances	$38,743	$10,451	$28,292
Inventory allowances	6,345	6,345	—
Property, plant and equipment	7,414	1,317	6,097
Other	17,819	6,899	10,920
Net operating loss carry-forwards	22,282	7,399	14,883
	92,603	32,411	60,192
Valuation allowance	(4,372)	(610)	(3,762)
Net deferred tax assets	88,231	31,801	56,430
Deferred tax liabilities:
Intangible assets	(33,064)	—	(33,064)
Property, plant and equipment	(18,882)	(18)	(18,864)
Reserves and allowances	(4,134)	(461)	(3,673)
	(56,080)	(479)	(55,601)
Net deferred tax assets	$32,151	$31,322	$829

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES (Cont.)

The deferred taxes, net are reflected in the balance sheet as follows:

	December 31,
	2013	2012
Current deferred income tax assets (Note 4)	$35,735	$31,801
Current deferred income tax liabilities (Note 13)	$278	$479
Non-current deferred income tax assets	$35,695	$31,465
Non-current deferred income tax liabilities	$28,969	$30,639

G.	CARRY-FORWARD TAX LOSSES

As of December 31, 2013, Elbit Systems’ Israeli subsidiaries had estimated total available carry-forward tax losses of approximately $160,000 and its non-Israeli subsidiaries had estimated available carry-forward tax losses of approximately $52,000.

H.	RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2013	2012	2011
Income before taxes as reported in the consolidated statements of income	$203,019	$177,042	$104,004
Statutory tax rate	25%	25%	24%
Theoretical tax expense	$50,755	$44,261	$24,961
Tax benefit arising from reduced rate as an “Approved and Privileged Enterprise” and other tax benefits (*)	(27,151)	(26,098)	(11,451)
Tax adjustment in respect of different tax rates for foreign subsidiaries	1,716	5,469	2,721
Changes in carry-forward losses and valuation allowances	4,986	1,643	(125)
Increase in taxes resulting from non-deductible expenses	112	1,426	1,105
Difference in basis of measurement for financial reporting and tax return purposes	(431)	(3,240)	(2,375)
Taxes in respect of prior years	(1,946)	(5,531)	(299)
Other differences, net (**)	(2,728)	(831)	(913)
Actual tax expenses	$25,313	$17,099	$13,624
Effective tax rate	12.47%	9.66%	13.10%
(*) Net earnings per share – amounts of the benefit resulting from the Approved and Privileged Enterprises
Basic	$0.64	$0.62	$0.27
Diluted	$0.64	$0.62	$0.27

(**) "Other differences, net" in 2013 includes a benefit of $2,300 resulting from tax rate changes in Israel and other jurisdictions.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

I.	FINAL TAX ASSESSMENTS

Final tax assessments have been received by the Company up to and including the tax year ended December
31, 2010 and by certain subsidiaries, for the years 2005 - 2011.

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair value of the Company’s outstanding derivative instruments as of December 31, 2013 and December 31, 2012 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Derivatives designated as hedging instruments
Foreign exchange contracts	$3,589	$21,100	$3,924	$3,095
Cross-currency interest rate swaps	58,154	22,415	—	—
	61,743	43,515	3,924	3,095
Derivatives not designated as hedging instruments
Foreign exchange contracts	1,411	3,638	842	1,897
	$1,411	$3,638	$842	$1,897

(*)    Presented as part of other receivables and long term other receivables.
(**)    Presented as part of other payables and long term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2013 and December 31, 2012 is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Derivatives designated as hedging instruments:
Foreign exchange contracts	$13,491	$12,277	$(30,591)	$(15,831)	$(688)	$180

(*)    Presented as part of revenues/cost of sales
(**)    Presented as part of financial income (expenses), net

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The annual net effect of the cross-currency swaps was approximately $44,836 of gain, of which approximately $33,963 was offset against exchange rate difference, related to Series A Notes and long term loans are approximately $10,873 was offset against interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2013 and December 31, 2012, is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2013	2012	2013	2012
Euro	$60,076	$60,665	$142,451	$131,696
GBP	22,432	45,262	19,545	28,268
NIS	20,400	386,017	—	—
Other	32,087	4,344	4,682	14,871
	$134,995	$496,288	$166,678	$174,835

Note 20 -    COMMITMENTS AND CONTINGENT LIABILITIES

A.    ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under grant programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the grants were received from the OCS, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999 and also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

In some cases, the Government of Israel’s participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

Elbit Systems and certain of its subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of certain technologies.

Royalties' expenses amounted to $5,496, $2,976 and $2,523 in 2013, 2012 and 2011, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.    COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

In connection with projects in certain countries, Elbit Systems and some of its subsidiaries have entered and may enter in the future into “buy-back” or “offset” agreements, required by a number of the Company’s customers for these projects as a condition to the Company obtaining orders for its products and services. These agreements are customary in the Company’s industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country.

These commitments may be satisfied by the Company’s placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. The buy-back rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the buy-back obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet our requirements and which are competitive in cost, quality and schedule. In certain cases, the Company’s commitments may also be satisfied through transactions conducted by other parties.

The Company does not commit to buy-back agreements until orders for its products or services are definitive, but in some cases the orders for the Company’s products or services may become effective only after the Company’s corresponding buy-back commitments are in effect.

Buy-back programs generally extend at least over the relevant commercial contract period and may provide for penalties in the event the Company fails to perform in accordance with buy-back requirements. In some cases the Company provides guarantees in connection with the performance of its buy-back obligations.

Should the Company be unable to meet such obligations it may be subject to contractual penalties, our guarantees may be drawn upon and its chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated.

At December 31, 2013, the Company had outstanding buy-back obligations totaling approximately $1,014,000 that extend through 2023.

C.    LEGAL CLAIMS

Elbit Systems and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. The Company’s management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company.

(1)In November 2012, a claim in the amount of approximately $40,000 regarding a commercial dispute was filed in the District Court of Tel-Aviv – Jaffa by Dr. Baruch Aminov against the Company, a European subsidiary of the Company and two of its officers. The Company believes that there is no merit to the allegations and responded accordingly to the court. During 2013, the plaintiff submitted a motion for exemption from payment of the required court fee. The motion was dismissed by the District Court, and plaintiff's appeal against the decision of the District Court was denied. Accordingly, the claim was dismissed due to plaintiff's non-payment of the court fee. The plaintiff submitted a motion to the Israeli Supreme Court for leave to appeal against the District Court's decision and to obtain a exemption from depositing a guarantee. The Supreme Court rejected plaintiff's motion for exemption to deposit a guarantee, and the motion for leave to appeal has not yet been considered.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS (Cont.)

(2)In November 2012, Elbit Systems and its subsidiary Elop filed a lawsuit against the Government of Israel, for damages and expenses caused in connection with the cancellation of export licenses for a project of a foreign customer. This followed the unsuccessful efforts to reach an appropriate compensatory settlement with the Government. The approximately $74,000 lawsuit was filed with the District Court of the Central Region of Israel. Elbit Systems has been attempting on an ongoing basis to mitigate damages caused by the program cancellation through utilization on other programs of assets related to the canceled program. The parties have temporarily suspended the legal proceedings pending discussions between the parties (See also Note 1(C)).

(3)In 2009, a claim in the amount of approximately $10,000 was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (“Pinpoint”) and four of its founders against Elbit Systems Holdings (1997) Ltd., as well as against a Company officer. Pinpoint is a special purpose acquisition company that was in negotiations with the Company and other shareholders of Kinetics, regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that the Company’s decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. The Company believes there is no merit to the allegations made in the claim and has responded accordingly to the court. Pinpoint has submitted various affidavits to which we are in the process of responding.

(4)In 2009, Elbit Systems filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (“CSG”). The complaint sought to recover approximately $16,000 that Elbit Systems believes was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (“Tadiran Communications”) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG. In 2008, Tadiran Communication was merged into Elbit Systems, and Tadiran Communications’ activities are currently performed as part of Elbit Systems’ wholly-owned Israeli subsidiary, Elbit Systems Land and C4I Ltd. CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In 2009, the case was moved to the U.S. District Court for the Southern District of New York. In January 2013, the court ruled in Elbit Systems’ favor on the motion to dismiss filed by CSG. In May 2013, the parties entered into a settlement agreement pursuant to which the claim was dismissed. As a result of the settlement the Company recorded in its 2013 income statements income in general and administrative expenses.

(5)In 2010, a claim was filed in the Supreme Court of the State of New York, County of New York by certain minority security holders of ImageSat International N.V ("ImageSat") against ImageSat, IAI, Elbit Systems and Elop claiming a breach of the Security Holders Agreement between various security holders of ImageSat, based on an alleged failure to appoint independent directors to the ImageSat board of directors. Elop held approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and was entitled to nominate one director to ImageSat’s board.

In 2010, Elbit Systems and Elop were served with an Application to Approve a Derivative Action (the “Application”) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat. The Application named a number of respondents, including, among others, ImageSat, IAI, Elop, Elbit Systems and several former directors of ImageSat, including, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (Elbit Systems, Elop and the above-named former directors are referred to as the “Elbit Defendants”). The Application requested the court to approve the filing of a derivative action on behalf of ImageSat for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat. The claims contained various allegations that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. In 2011, the court granted the Elbit Defendants motions to dismiss the Application, and in June 2011 the Applicants filed a Notice of Appeal of the court’s ruling with the Israeli Supreme Court.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS (Cont.)

In September 2013, IAI, Elbit Systems and Elop reached a settlement with certain security holders of ImageSat. As part of the settlement, the proceedings against Elbit Systems and Elop in New York and in Israel were dismissed with prejudice and without payment to any party.

In January 2012, a group of minority shareholders of ImageSat (the “Petitioners”), provided ImageSat with a letter of notice, according to which the Petitioners intended to file a petition before the Joint Court of Justice of Aruba, Curacao, Saint Maarten and of Bonaire, St. Eustatia, and Sabato to make inquiry as to the policy and course of affairs at ImageSat and for other remedies authorized under the Civil Code of Curacao (the “Letter of Notice”). Although the Letter of Notice was directed at ImageSat, it contained various allegations against, among others, the Elbit Defendants (as described above in connection with the Israeli proceedings). The nature of the allegations was substantially similar to previously made in the Israeli action as described above. In March 2013, the court denied the Petitioners' request in the Letter of Notice. The period for filing an appeal has elapsed with no appeal having been filed, and the case is therefore closed.

There are no remaining outstanding legal proceedings against Elbit Systems or Elop on any of their officers or directors in respect of ImageSat.

(6)The Company is involved in other legal proceedings from time to time. Based on the advice of legal counsel, management believes such current proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

D.    LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2013, are as follows:

2014	$27,181
2015	21,010
2016	17,113
2017	14,096
2018	13,264
2019 and thereafter (*)	87,842
$180,506

Lease expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $17,074, $16,466 and $17,837, respectively.

(*)    During 2012 the Company entered into lease agreement for a new complex with Ogen Yielding Real Estate Ltd. The lease period of the new complex is 15 years that will begin after the conclusion of the construction during 2015. The expected lease fee will be approximately $3,000 per annum.

E.    GUARANTEES

(1)As of December 31, 2013, guarantees in the amount of approximately $945,300 were issued by banks on behalf of Company’s entities mainly in order to secure certain advances from customers and performance bonds.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

E.    GUARANTEES (Cont.)

(2)Elbit Systems has provided, on a basis proportional basis to its ownership interest, guarantees for three of its investees in respect of credit lines granted to them by banks amounting to $7,249 as of December 31, 2013 (2012 - $7,514). The guarantees will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investees would be in default under the terms of the credit lines. The fair value of such guarantees, as of December 31, 2013, was not material.

In 2012, the Company recorded an accrual for a contingent liability of $2,100, regarding a guarantee that was provided on a basis proportional to the Company's ownership interest, in respect of a credit line of one of our investees.

F.    COVENANTS

In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage.

As of December 31, 2013, the Company met all financial covenants.

G.    CONTINGENT LIABILITIES AND GUARANTEES

As of December 31, 2012, one of the Company's subsidiaries had a project in a total amount of approximately $11,500. The subsidiary provided the Customer advance and performance guarantees related to the above mentioned project in the amount of approximately $2,700. During 2013 the Company and the customer agreed on the termination terms of the project and the guarantees were canceled.

H.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2013 and 2012, the purchase commitments were $1,166,000 and $949,000, respectively.

I.	FIXED LIENS

In order to secure bank loans and bank guarantees in the amount of $945,300 as of December 31, 2013, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

J.	LIEN ON APPROVED ENTERPRISES

A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 18(A) (3) above).

Note 21 -    SHAREHOLDERS’ EQUITY

A.    SHARE CAPITAL

Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.    2007 STOCK OPTION PLAN

In January 2007, Elbit Systems’ shareholders approved Elbit Systems’ 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by Elbit Systems’ and certain of its subsidiaries’ employees, who are expected to contribute to the Company’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options - up to 1,250,000 options exercisable into 1,250,000 shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of an Elbit Systems share during 30 trading days preceding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options were granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

(1)Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2)An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3)The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

The options expire no later than five years from the date of grant, subject to the 2011 and 2012 amendments described below.

Elbit Systems granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance.

As of December 31, 2013, 73,926 Options were available for future grant under the Plan (regular and cashless).

In November 2011, pursuant to an amendment to the Plan, the Company extended the expiration date of certain fully vested options granted under the Plan for one additional year. Such options granted during 2007 expired during 2013, no longer than six years from the date of grant. As a result of the amendment, the Company recorded one-time compensation expenses of approximately $980.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

B.	2007 STOCK OPTION PLAN (Cont.)

In November 2012, pursuant to an amendment to the Plan, the Company extended the expiration date of certain fully vested options granted under the plan for one additional year, and recorded a one-time compensation expense of approximately $2,400.

C. STOCK OPTION PLAN ACTIVITY

A summary of Elbit Systems’ share option activity under the stock option plan is as follows:

	2013		2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	1,385,492	$36.95	1,450,890	$37.07	1,635,305	$35.96
Granted	21,000	39.60	30,000	35.21	63,300	50.74
Exercised	(1,094,592)	33.61	(69,898)	33.19	(226,965)	32.41
Forfeited	(44,300)	53.47	(25,500)	51.83	(20,750)	42.33
Outstanding – end of the year	267,600	$48.09	1,385,492	$36.95	1,450,890	$37.07
Options exercisable at the end of the year	190,300	$50.04	1,271,266	$36.07	1,292,806	$35.17

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, of that year. This amount changes, based on the fair market value of the Company’s stock. Aggregate intrinsic value of outstanding options as of December 31, 2013 and 2012 amounted to $3,378 and $4,294, respectively. In addition, the total intrinsic value of options exercised for the year ended December 31, 2013 was $29,663. As of December 31, 2013, there was $592 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems’ stock option plan. That cost is expected to be recognized over a weighted average period of two years.

As of December 31, 2013, 267,167 options were vested and expected to be vested at a weighted average exercise price of $48.09 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2013 is approximately one year and their aggregate intrinsic value is approximately $3,371.

D. OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2013, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$33.10 - $63.85	267,600	1.42	$48.09	190,300	$50.04

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

D. OUTSTANDING OPTIONS AND COMPENSATION EXPENSES (Cont.)

Compensation expense related to the 2007 Option Plan amounted to $440, $3,028 and $1,996 was recognized during the years ended December 31, 2013, 2012 and 2011, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2013	2012	2011
Cost of revenues	$259	$1,785	$924
R&D and marketing expenses	62	425	458
General and administration expenses	119	818	614
	$440	$3,028	$1,996

E.	WEIGHTED AVERAGE EXERCISE PRICE

The weighted average exercise price and fair value of options granted during the years ended December 31, 2013, 2012 and 2011 were:

	Less than market price Year ended December 31,
	2013	2012	2011
Weighted average exercise price per share	$39.60	$35.21	$50.74
Weighted average fair value per share on grant date	$9.74	$8.45	$12.12

F.	COMPUTATION OF EARNINGS PER SHARE

Computation of basic and diluted net earnings per share:

	Year ended December 31, 2013			Year ended December 31, 2012			Year ended December 31, 2011
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$183,417	42,139	$4.35	$167,879	42,190	$3.98	$90,288	42,764	$2.11

Effect of dilutive securities:
Employee stock options	—	156		—	87		—	367
Diluted net earnings	$183,417	42,295	$4.34	$167,879	42,277	$3.97	$90,288	43,131	$2.09

(*) In thousands

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

G.    SHARE REPURCHASE PROGRAM

In September 2011, the Board of Directors authorized the Company to repurchase up to one million of its ordinary shares through September 2012. The repurchases were made from time to time in the open market on the TASE. The repurchase activity depended on factors such as the Company’s working capital needs, its cash requirements, its stock price and economic and market conditions. In 2012, the Company repurchased 759,632 ordinary shares (240,368 in 2011) for approximately $26,006 ($10,101 in 2011). There were no share repurchases made in 2013.

H.	ESA NON-EMPLOYEE DIRECTORS SAR PLAN

In December 2007, Elbit Systems U.S. Corp (“ESC”), a wholly-owned U.S. subsidiary of Elbit Systems, adopted a Stock Appreciation Rights Plan (the “SAR Plan”), for non-employee directors of ESA.

A SAR may only be exercised after it becomes vested. 25% of any SAR granted are exercisable on the first anniversary from the grant date and an additional 25% on each of the three subsequent anniversaries. The maximum term of a SAR is five years from the grant date. SAR’s do not provide any rights as a shareholder in the Stock. SARs are considered liabilities under ASC 718 and as such compensation cost for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered) in the fair value of the SARs for each reporting period.

As of December 31, 2013, there were 9,000 outstanding SARs, of which 9,000 were fully vested at a weighted average exercise price per share of $52.16. During 2013, 21,000 SARs expired.

I.    2012 PHANTOM OPTION RETENTION PLAN

In August 2012, the Company’s Board of Directors approved a “Phantom Option Retention Plan” for Senior Officers (the “Plan”). In August 2013 the plan was extended to include other Officers of the Company.

The Plan provides for phantom options which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. As of December 31, 2013, 1,078,507 phantom option units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $40.51.

The benefit earned for each year of a tranche will be the difference between the basic price and the closing price of the Company’s share for that year, as defined in the Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $5,055 and $312 in the years ended December 31, 2013 and 2012, respectively, as compensation costs related to the phantom options granted in those years under the Plan.

J.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 22 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.     REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS:

	Year ended December 31,
	2013	2012	2011
Europe	$546,699	$561,142	$552,379
North America	860,653	909,395	890,686
Israel	705,683	519,852	697,261
Latin America	282,957	258,761	165,516
Asia Pacific	448,133	568,458	459,952
Other	81,026	70,999	51,671
	$2,925,151	$2,888,607	$2,817,465

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year ended December 31,
	2013	2012	2011
Airborne systems	$1,133,101	$1,054,468	$969,446
Land vehicles systems	309,287	374,487	405,294
C4ISR systems	1,071,370	1,017,638	996,382
Electro-optic systems	313,904	324,135	300,158
Other (*)	97,489	117,879	146,185
	$2,925,151	$2,888,607	$2,817,465

(*)    Mainly non-defense engineering and production services.

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31,
	2013	2012	2011
IMOD	22%	15%	23%
U.S. Government	6%	8%	8%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year ended December 31,
	2013	2012	2011
Israel	$910,213	$863,945	$875,935
U.S.	179,243	208,309	208,640
Other	61,702	144,594	196,105
	$1,151,158	$1,216,848	$1,280,680

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 23 -    RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2013	2012	2011
Total expenses	$263,314	$276,458	$288,668
Less – grants and participations	(42,832)	(43,071)	(47,576)
	$220,482	$233,387	$241,092

Note 24 -    FINANCIAL EXPENSES, NET

	Year ended December 31,
	2013	2012	2011
Expenses:
Interest on long-term bank debt	$(4,825)	$(7,148)	$(7,214)
Interest on Series A Notes, net	(9,715)	(10,787)	(5,753)
Interest on short-term bank credit and loans	(2,444)	(2,528)	(3,802)
Loss on marketable securities	—	—	(2,464)
Gain (loss) from exchange rate differences, net	(12,307)	126	7,565
Other	(11,145)	(9,923)	(10,839)
	(40,436)	(30,260)	(22,507)
Income:
Interest on cash, cash equivalents and bank deposits	1,035	1,821	2,579
Other	2,091	2,353	6,359
	3,126	4,174	8,938
	$(37,310)	$(26,086)	$(13,569)

Note 25 -    OTHER INCOME, NET

	Year ended December 31,
	2013	2012	2011
Capital gain	$855	$—	$1,748
Other	82	78	161
	$937	$78	$1,909

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 26 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2013	2012	2011
Income -
Sales to affiliated companies (*)	$116,805	$98,884	$53,490
Participation in expenses	$2,330	$2,063	$3,923
Cost and expenses -
Supplies from affiliated companies (**)	$16,166	$10,908	$44,840

Balances:	December 31,
	2013	2012
Trade receivables and other receivables (*)	$59,889	$24,121
Trade payables and advances(**)	$17,103	$18,475

The purchases from related parties are made at arm’s length. The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	The significant sales and balances include sales of helmet mounted cueing systems purchased from the Company by VSI/RCEVS.

(**)	Includes electro-optics components and sensors, purchased by the Company from SCD, and electro-optics products, purchased by the Company from Opgal.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2013:
Provisions for Losses on Long-Term Contracts (*)	129,215	38,928	27,884	—	140,259
Provisions for Claims and Potential Contractual Penalties and Others	6,846	2,561	199	—	9,208
Allowance for Doubtful Accounts	9,128	—	2,011	—	7,117
Valuation Allowance on Deferred Taxes	4,372	6,162	1,176	—	9,358

Year ended December 31, 2012:
Provisions for Losses on Long-Term Contracts (*)	196,980	32,996	100,761	—	129,215
Provisions for Claims and Potential Contractual Penalties and Others	8,236	648	2,038	—	6,846
Allowance for Doubtful Accounts	6,861	2,865	598	—	9,128
Valuation Allowance on Deferred Taxes	1,302	4,240	1,169	—	4,372

Year ended December 31, 2011:
Provisions for Losses on Long-Term Contracts (*)	136,070	104,560	43,650	—	196,980
Provisions for Claims and Potential Contractual Penalties and Others	6,618	2,160	542	—	8,236
Allowance for Doubtful Accounts	11,215	56	4,410	—	6,861
Valuation Allowance on Deferred Taxes (**)	160	1,302	160	—	1,302

*
An amount of $74,509, $64,065 and $76,017 as of December 31, 2011, 2012 and 2013, respectively, is presented as a deduction from inventories, and an amount of $122,471, $65,150 and $64,242 as of December 31, 2011, 2012 and 2013, respectively, is presented as part of other accrued expenses in the category of “Cost Provisions and Other.” An amount of $18,467 and $18,249 as of December 31, 2012 and 2013, respectively, is presented as other accrued expenses and is related to the cessation of a program with a foreign customer, of which $13,300 was included in long-term liabilities.

**	An amount of $21,500 was deducted as a result of a prior year adjustment.

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